This prospectus supplement relates to an effective registration statement under the Securities Act of 1933 but is not complete and may be changed. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Filed pursuant to Rule 424(b)(3)
File No. 333-116390
Subject to Completion, dated November 7, 2005
PROSPECTUS SUPPLEMENT
(To Prospectus dated June 30, 2004)
8,500,000 Shares
Common Stock
$               per share

        We are offering 8,500,000 shares of our common stock pursuant to this prospectus supplement and the accompanying prospectus.
      We will enter into an agreement with certain funds managed by affiliates of Credit Suisse First Boston (USA), Inc. to, immediately prior to the closing of this offering, repurchase an aggregate of 6,000,000 shares of our common stock from them at a price equal to the net proceeds per share that we will receive from this offering, before expenses. We intend to use a portion of the net proceeds from this offering to fund such repurchase.
      Our common stock is listed on The NASDAQ National Market under the symbol “BEXP.” On November 7, 2005, the last reported sale price of the common stock on The NASDAQ National Market was $13.69 per share.
      Investing in our common stock involves risks. See “Risk Factors” beginning on page S-11.

Per
	Share	Total

Price to the public	$	$
Underwriting discount
Proceeds to us

      We intend to grant an over-allotment option to the underwriters. Under this option, the underwriters may elect to purchase a maximum of 1,275,000 additional shares within 30 days following the date of this prospectus supplement to cover over-allotments. We will use the net proceeds from any exercise of the underwriters’ over-allotment option to repurchase additional common stock from certain funds managed by affiliates of Credit Suisse First Boston (USA), Inc. at a price equal to the net proceeds that we will receive.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Raymond James	RBC Capital Markets
Friedman Billings Ramsey

Johnson Rice & Company L.L.C.

Dahlman Rose & Company

BRIGHAM
Exploration Company

Williston Basin
Bakken

Hunton
Springer
Granite Wash
West
Texas
Fort Worth Basin
Barnett Shale
Vicksburg
Frio
Existing Core Provinces & Trends
New Potential Trends

ABOUT THIS PROSPECTUS SUPPLEMENT
      This document is in two parts. The first part is the prospectus supplement, which describes the specific terms of the offering. The second part, the accompanying prospectus, gives more general information, some of which may not apply to this offering. If the description of the offering varies between this prospectus supplement and the accompanying prospectus, you should rely on the information contained in the prospectus supplement.
      You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not authorized anyone to provide you with additional or different information. If anyone provides you with additional, different or inconsistent information, you should not rely on it. We are offering to sell the shares only in jurisdictions where offers and sales are permitted. You should not assume that the information we have included in this prospectus supplement or the accompanying prospectus is accurate as of any date other than the respective dates shown or that any information we have incorporated by reference to another document is accurate as of any date other than the date of such document. Our business, financial condition, results of operations and prospects may have changed since the date of this prospectus supplement.

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SUMMARY
      This summary highlights selected information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. You should carefully read the entire prospectus supplement and the accompanying prospectus and the documents incorporated by reference herein and therein. Unless the context otherwise requires, all references to “Brigham,” “we,” “us,” and “our” refer to Brigham Exploration Company and its subsidiaries. The term “you” refers to a prospective investor.
Our Company
      Brigham Exploration Company is an independent exploration, development and production company that utilizes 3-D seismic imaging and other advanced technologies to systematically explore for and develop domestic onshore oil and natural gas reserves. We focus our 3-D seismic exploration and development activities in provinces where technology and the knowledge of our technical staff can be used effectively to maximize our return on invested capital by reducing drilling risk and enhancing our ability to grow reserves and production volumes. Our 3-D seismic exploration and development activities are currently concentrated in three provinces: the onshore Gulf Coast, the Anadarko Basin in northwest Oklahoma and the Texas Panhandle and West Texas. We also regularly evaluate opportunities to expand our activities to oil and natural gas plays that may offer attractive exploration and development potential, with a particular interest in those plays that complement our current successful exploration, development and production activities. As a result, we recently announced the acquisition of acreage in the Bakken play in North Dakota. See “— Recent Events — Bakken Acreage Acquisition.”
      At December 31, 2004, we had estimated proved reserves of 121.3 Bcfe, of which 84% was natural gas, with an estimated pre-tax PV-10% value of $294.5 million and we operated approximately 64% of this value. For the nine months ended September 30, 2005 our revenue and net income were $60.5 million and $15.5 million respectively, while our average daily production was 30.5 MMcfe. For the month of October, our average daily production increased to approximately 38.7 MMcfe.
      The following table provides information regarding our assets and operations located in our core areas.

	At December 31, 2004

								October
					Productive			2005
		Pre-tax			Wells			Average
	Proved	PV-		% Natural			3-D Seismic	Daily
Province	Reserves	10%(a)		Gas	Gross	Net	Data	Production

	(Bcfe)	(Millions)					(Sq. Miles)	(MMcfe)
Onshore Gulf Coast	67.3	$166.4		84%	76	28.0	3,763	21.2
Anadarko Basin	48.7	111.1		93%	168	35.7	2,204	15.0
West Texas/Other	5.3	17.0		12%	89	25.1	4,497	2.5

Total	121.3	$294.5	(b)	84%	333	88.8	10,464	38.7

(a)	The prices used to calculate this measure were $43.46 per barrel of oil and $6.19 per MMbtu of natural gas, both as of December 31, 2004.

(b)	Standardized measure at December 31, 2004 was $239.7 million.
      Since our inception in 1990, we have evolved from a pioneering, 3-D seismic-driven exploration company to a balanced exploration and development company with technical and operational expertise and a strong production base. We have generated a multi-year inventory of exploration prospects, which, due to our field discoveries, is complemented by a multi-year inventory of development locations. At October 31, 2005, we had over 150 potential exploration prospects and approximately 158 potential development drilling locations. In addition, our recent acreage acquisition in the Bakken play could add an additional 63 to 126 drilling locations.
      From our inception through December 31, 2004, we have drilled 651 wells, consisting of 470 exploration and 181 development wells with an aggregate completion rate of 71%. Over the three years ended December 31, 2004, we drilled 120 wells, consisting of 50 exploratory and 70 development wells with an aggregate completion rate of 91%. During the first ten months of 2005, we have spud a total of 27 wells, consisting of nine exploration wells and 18 development wells, retaining an average working interest of approximately 58%. Twenty-five of these wells have been or are currently being completed; one well is currently drilling; and one well has been temporarily abandoned. Including one recently completed well that began drilling in 2004, through October 31, 2005 we have experienced an aggregate completion rate of 96% in 2005. We expect to spud four additional exploration wells and three additional development wells during the remainder of 2005.
Recent Events
     Increased Capital Spending Budget
      On September 27, 2005, we announced a 32% increase in our capital spending budget for 2005, from the initial amount of $90.2 million to $119.1 million. We currently plan to spend a total of $119.4 million, which represents a 36% increase over the amount we spent in 2004. For 2005, we currently plan to drill 34 wells with an average working interest of 57%. Through September 30, 2005, we had spent $84.5 million of our total planned capital expenditures for 2005.
      For 2005, we plan to spend a total of approximately $43.2 million to drill 13 exploration wells with an average working interest of 56%. This represents a 24% increase over our original 2005 budget under which we planned to spend $34.7 million to drill 17 wells with an average working interest of 60%.
      The remaining $46.6 million of drilling capital that we plan to spend in 2005 is allocated to drill 21 development wells with an average working interest of 58% and to other development activities. This represents a 31% increase over our original 2005 budget under which we planned to spend $35.6 million to drill 20 development wells with an average working interest of 51% and on other development activities.
      The actual amount and allocation of capital expenditures likely will vary from our budget and will depend upon a number of factors, including the impact of oil and gas prices, variances in drilling and service costs, the timing of our drilling wells and variances in forecasted production.

      The following is a summary of our 2005 capital expenditures for oil and natural gas activities, including those planned for the remainder of the year. The table shows the number of gross and net wells that were drilled and completed or were being completed as of October 31, 2005, and the number of gross and net wells that we plan to spud during the remainder of 2005, broken out by province and focus trend.

				Wells
				Drilling or				Planned
		Wells		to Spud				2005
		Completed/		before				Drilling
		Completing		Year End		Total Wells		Capital
	Province	Gross	WI	Gross	WI	Gross	WI	Expenditures
Trend
		($ in Millions)
Exploration Drilling:
Frio	Gulf Coast	4	69%	1	75%	5	70%	$21.4
Vicksburg	Gulf Coast	–	–	1	58%	1	58%	2.5
Other	Gulf Coast	–	–	1	33%	1	33%	0.6
Springer	Anadarko Basin	3	50%	1	28%	4	45%	5.1
Hunton/Arbuckle	Anadarko Basin	–	–	–	–	–	–	11.7	(1)
Other	Anadarko Basin	1	3%	–	–	1	3%	0.1
West Texas	West Texas	1	100%	–	–	1	100%	1.8

Total Exploration		9	59%	4	48%	13	56%	$43.2

Development Drilling:
Frio	Gulf Coast	5	70%	1	75%	6	71%	$20.7	(2)
Vicksburg	Gulf Coast	4	84%	1	34%	5	74%	15.9
Other	Gulf Coast	–	–	–	–	–	–	0.1
Springer	Anadarko Basin	–	–	1	18%	1	18%	0.7
Hunton/Arbuckle	Anadarko Basin	–	–	–	–	–	–	0.1
Granite Wash	Anadarko Basin	6	38%	–	–	6	38%	6.5
Other	Anadarko Basin	1	14%	–	–	1	14%	1.1
West Texas	West Texas			1	100%	1	100%	1.5

Total Development		16	58%	4	57%	20	58%	$46.6

Total Exploration and Development		25	58%	8	53%	33	57%	$89.8

	Land &
	Seismic	Drilling	Total(3)	% of Total
Total Capital Expenditures for Oil and Natural Gas Activities:
Gulf Coast	$11.4	$61.2	$72.6	65%
Anadarko Basin	3.3	25.3	28.6	25%
West Texas/ Other	7.7	3.3	11.0	10%

Total	$22.4	$89.8	$112.2	100%

(1)	Includes $11.7 million spent in 2005 to drill and complete the Mills Ranch #2-98, which commenced drilling in 2004 and was completed in 2005. Our working interest in this well is 100%.

(2)	Well count excludes one well that has been temporarily abandoned.

(3)	Excludes amounts we currently plan to spend for capitalized general and administrative cost and capitalized interest of $6.8 million and capital expenditures for other non-oil and gas property of $400,000.

     Bakken Acreage Acquisition
      On November 1, 2005, we closed on a $4.6 million acquisition of approximately 46,000 net acres in the Bakken play located in 126 sections in northwestern North Dakota. We acquired a 100% working interest in the Bakken formation within the applicable oil and natural gas leases. Depending on the success of our initial wells, between 63 and 126 wells could be drilled to fully develop the acreage. We expect to operate the majority of the drilling and completion operations. The Bakken play objective in this area is an unconventional oil play at a depth of approximately 11,000 feet. We plan to drill the wells in this area horizontally with lateral extensions ranging from 4,000 to 9,000 feet at an estimated completed well cost of $3.5 million to $4 million. The first of our Bakken play wells is expected to spud early in 2006. With drilling success in the play, the Bakken play could become a new focus trend for us. See “Business and Properties — Properties — Bakken Trend.”
      Furthermore, as we have done historically, we continue to evaluate other new plays that could potentially add to our inventory of drilling locations. Two plays where we have acquired acreage positions and we consider to be relatively low risk, unconventional plays are the Granite Wash in the Texas Panhandle and the Barnett Shale in North Texas. We currently estimate that we have approximately 239 potential drilling locations in the unconventional Bakken, Granite Wash and Barnett Shale plays.
Business Strategy
      Our business strategy is to create stockholder value by growing reserves, production volumes and cash flow through exploration and development drilling in areas where we believe our operations will likely result in a high return on our invested capital. Key elements of our business strategy include:

•	Focus on Core Provinces and Trends;

•	Internally Generate Inventory of High Quality Exploratory Prospects;

•	Capitalize on Exploration Successes Through Development of Field Discoveries;

•	Accelerate Drilling of Our Multi-Year Prospect Inventory;

•	Enhance Returns Through Operational Control; and

•	Evaluate and Selectively Pursue New Potential Plays.
Our Executive Offices
      Our executive offices are located at 6300 Bridge Point Parkway, Building Two, Suite 500, Austin, Texas 78730 and our telephone number is (512) 427-3300. Information contained on our website, www.bexp3d.com, is not part of this prospectus supplement and prospectus.

The Offering

Common stock offered	8,500,000 shares(a)

Common stock to be outstanding after this offering	45,259,213 shares(b)

Use of proceeds	We intend to use a portion of the net proceeds from this offering to repurchase 6,000,000 shares of our common stock from certain funds managed by affiliates of Credit Suisse First Boston (USA), Inc. that form part of Credit Suisse First Boston’s Alternative Capital Division at a price equal to the net proceeds per share that we receive from this offering, before expenses. The remainder of the net proceeds will be used to repay outstanding indebtedness under our senior credit facility. We will use the net proceeds from any exercise of the underwriters’ over-allotment option to repurchase additional common stock from the funds referenced above at the same price per share. See “Use of Proceeds.”(c)

Nasdaq National Market Symbol	BEXP

(a)	Does not include 1,275,000 shares that may be sold upon exercise of the underwriters’ over-allotment option granted by us. Unless otherwise stated, all information contained in this prospectus supplement assumes no exercise of the over-allotment option granted to the underwriters.

(b)	Does not include 2,959,800 shares of our common stock reserved for issuance upon the exercise of options.

(c)	We will enter into a stock purchase agreement with the funds referenced above pursuant to which we will repurchase 6,000,000 shares of common stock held by those entities prior to the closing of this offering as well as shares to be repurchased in connection with the underwriters’ over-allotment option. See “Use of Proceeds.”
Risk Factors
      Investing in our common stock involves risks. You should carefully consider all of the information in this prospectus supplement, the accompanying prospectus and the documents we have incorporated by reference. In particular, see “Risk Factors” on page S-11 of this prospectus supplement.

Summary Historical Financial Data
      The summary historical data set forth below as of and for each of the three years ended December 31, 2004 has been derived from our audited consolidated financial statements contained in our annual report on Form 10-K for the year ended December 31, 2004, which is incorporated by reference into this prospectus supplement and the accompanying prospectus. The summary historical data set forth below as of and for the nine months ended September 30, 2005 and 2004 has been derived from our unaudited consolidated financial statements contained in our quarterly report on Form 10-Q for the period ended September 30, 2005. The table should be read in conjunction with our consolidated financial statements and related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained in our Form 10-K and our Form 10-Q, each of which are incorporated by reference into this prospectus supplement and the accompanying prospectus.

	Nine Months Ended
	September 30,		Year Ended December 31,

	2005	2004	2004	2003	2002

		(restated)		(restated)	(restated)
	(In thousands)
Statement of Operations Data:
Revenues:
Oil and natural gas sales	$60,326	$51,975	$71,713	$51,545	$35,100
Other revenue	136	69	515	132	76

Total revenues	60,462	52,044	72,228	51,677	35,176

Costs and expenses:
Lease operating	5,149	4,362	6,173	5,200	3,759
Production taxes	1,909	2,434	3,107	2,477	1,977
General and administrative	3,719	3,723	5,392	4,500	4,971
Depletion of oil and natural gas properties	21,612	16,508	23,844	16,819	14,694
Depreciation and amortization	543	544	722	629	440
Accretion of discount on asset retirement obligations	126	117	159	142	—

Total costs and expenses	33,058	27,688	39,397	29,767	25,841

Operating income	27,404	24,356	32,831	21,910	9,335

Other income (expense):
Interest expense, net	(2,645)	(2,508)	(3,144)	(4,815)	(6,238)
Interest income	153	55	84	45	119
Other income (expense)	(851)	(159)	742	(601)	(310)
Debt conversion expense	—	—	—	—	(630)

Total other income (expense)	(3,343)	(2,612)	(2,318)	(5,371)	(7,059)

Income before income taxes and cumulative effect of change in accounting principle	24,061	21,744	30,513	16,539	2,276
Income tax benefit (expense)	(8,525)	(7,190)	(10,863)	1,223	—

Income before cumulative effect of change in accounting principle	15,536	14,554	19,650	17,762	2,276
Cumulative effect of change in accounting principle	—	—	—	268	—

Net income	15,536	14,554	19,650	18,030	2,276
Preferred dividend and accretion	—	—	—	3,448	2,952

Net income (loss) available to common stockholders	$15,536	$14,554	$19,650	$14,582	$(676)

	Nine Months Ended
	September 30,		Year Ended December 31,

	2005	2004	2004	2003	2002

		(restated)		(restated)	(restated)
	(In thousands)
Net income (loss) per share
Basic	$0.37	$0.37	$0.49	$0.63	$(0.04)
Diluted	0.36	0.35	0.47	0.52	(0.04)
Weighted average shares outstanding
Basic	42,175	39,921	40,445	23,363	16,138
Diluted	43,244	41,078	41,616	34,354	16,138

	Nine Months Ended
	September 30,		Year Ended December 31,

	2005	2004	2004	2003	2002

		(restated)		(restated)	(restated)
	(In thousands)
Other Financial Data:
Net cash provided (used) by:
Operating activities	$40,062	$37,505	$56,381	$41,691	$28,973
Investing activities	(83,285)	(61,483)	(84,645)	(46,089)	(27,206)
Financing activities	46,815	27,150	24,766	(5,141)	8,439

Balance Sheet Data:
Cash and cash equivalents	$5,873	$8,951	$2,281	$5,779	$15,318
Oil and natural gas properties, net (full cost method)	324,693	380,231	261,979	198,490	166,006
Total assets	356,979	272,514	286,307	224,982	203,085
Long-term debt	88,100	43,500	41,000	39,000	81,797
Series A preferred stock, mandatorily redeemable	10,101	9,332	9,520	8,794	19,540
Series B preferred stock, mandatorily redeemable	—	—	—	—	4,777
Total stockholders’ equity	197,189	176,140	183,276	139,111	62,775

Operating Data (unaudited):
Capital Expenditures	$84,510	$64,632	$87,623	$47,879	$28,753

Summary Oil and Natural Gas Reserve Data
      The following table sets forth summary information concerning our estimated proved oil and gas reserves at December 31, 2004, 2003 and 2002 based on reports prepared by Cawley, Gillespie & Associates, Inc., our independent petroleum consultants. The pre-tax PV-10% and the Standardized Measure attributable to our proved reserves, shown below, use prices and costs in effect as of December 31 of the year for which such information is presented.

	At December 31,

	2004	2003	2002

Estimated Net Proved Reserves (a):
Oil (MBbls)	3,236	4,130	3,607
Natural gas (MMcf)	101,875	109,403	99,428
Natural gas equivalent (MMcfe)	121,290	134,182	121,070
Proved developed reserves as a percentage of net proved reserves	50%	50%	46%
Pre-tax PV-10% (in millions)	$294.5	$343.8	$307.4
Standardized measure (in millions)	239.7	261.6	239.7
Estimated future development cost (in millions)	79.9	59.0	48.7

Base price used to calculate reserves:
Natural gas (per MMbtu)	$6.19	$5.83	$4.74
Oil (per Bbl)	43.46	32.55	31.25

(a)	In accordance with applicable requirements of the Securities and Exchange Commission, estimates of our net proved reserves and future net revenues are made using sales prices estimated to be in effect as of the date of such reserve estimates and are held constant throughout the life of the properties (except to the extent a contract specifically provides for escalation). Estimated quantities of our net proved reserves and future net revenues generated from producing our reserves are affected by oil and natural gas prices, which have fluctuated widely in recent years. There are numerous uncertainties inherent in estimating oil and natural gas reserves and their estimated values, including many factors beyond our control. The reserve data set forth in this table represents only estimates. Reservoir engineering is a subjective process of estimating underground accumulations of oil and natural gas that cannot be measured in an exact manner. The accuracy of any reserve estimate is a function of the quality of available data and of engineering and geologic interpretation and judgment. As a result, estimates of different engineers, including those used by us, may vary. In addition, estimates of reserves are subject to revision based upon actual production, results of future development and exploration activities, prevailing oil and natural gas prices, operating costs and other factors. The revisions may be material. Accordingly, reserve estimates are often different from the quantities of oil and natural gas that are ultimately recovered and are highly dependent upon the accuracy of the assumptions upon which they are based. See “Risk Factors — Although our estimated natural gas and oil reserve data is independently estimated, our estimates may still prove to be inaccurate.”

Summary Operating Data
      The following table sets forth summary information concerning our production results and operating costs for the years ended December 31, 2004, 2003 and 2002 and for the nine month periods ended September 30, 2005 and 2004.

	Nine Months Ended
	September 30,		Year Ended December 31,

	2005	2004	2004	2003	2002

Production:
Oil (MBbls)	329	449	573	720	701
Natural gas (MMcf)	6,268	6,506	8,830	6,356	5,791
Natural gas equivalent (MMcfe)	8,240	9,199	12,265	10,674	9,996

Average sales price per unit:
Oil revenues (per Bbl)	$53.32	$38.01	$40.13	$30.79	$25.17
Effects of hedging activities (per Bbl)	(3.45)	(4.50)	(4.96)	(2.62)	(1.62)

Average price (per Bbl)	$49.87	$33.51	$35.17	$28.17	$23.55

Natural gas revenues (per Mcf)	$7.14	$5.87	$6.05	$5.68	$3.33
Effects of hedging activities (per Mcf)	(0.13)	(0.19)	(0.21)	(0.76)	(0.12)

Average price (per Mcf)	$7.01	$5.68	$5.84	$4.92	$3.21

Total oil and natural gas revenues (per Mcfe)	$7.56	$6.01	$6.23	$5.46	$3.70
Effects of hedging activities (per Mcfe)	(0.24)	(0.36)	(0.38)	(0.63)	(0.19)

Average price (per Mcfe)	$7.32	$5.65	$5.85	$4.83	$3.51

Average production costs (per Mcfe):
Lease operating expenses	$0.62	$0.47	$0.43	$0.43	$0.32
Ad valorem taxes	0.08	0.05	0.07	0.06	0.06
Production taxes	0.23	0.26	0.25	0.23	0.20
Depletion of oil and natural gas properties	2.62	1.79	1.94	1.58	1.47

FORWARD-LOOKING STATEMENTS
      This prospectus supplement and the documents incorporated by reference in this prospectus contain forward-looking statements within the meaning of the federal securities laws.
      These forward-looking statements include, among others, the following:

•	our growth strategies;

•	our ability to successfully and economically explore for and develop oil and gas resources;

•	anticipated trends in our business;

•	our future results of operations;

•	our liquidity and ability to finance our exploration and development activities;

•	market conditions in the oil and gas industry;

•	our ability to make and integrate acquisitions; and

•	the impact of governmental regulation.
      These statements may be found under “Summary” and “Business and Properties.” Forward-looking statements are typically identified by use of terms such as “may,” “will,” “expect,” “anticipate,” “estimate” and similar words, although some forward-looking statements may be expressed differently. You should be aware that our actual results could differ materially from those contained in the forward-looking statements. You should consider carefully the statements under “Risk Factors” and other sections of this prospectus, which describe factors that could cause our actual results to differ from those set forth in the forward-looking statements. More specifically, our forward-looking statements include the following from “Summary” and “Business and Properties” and elsewhere in this document and from “Management’s Discussion and Analysis of Financial Condition and Results of Operations” from our Quarterly Report on Form 10-Q for the period ended September 30, 2005:

•	estimates regarding future net revenues from oil and natural gas reserves and the present value thereof;

•	planned capital expenditures (including the amount and nature thereof);

•	increases in oil and gas production;

•	the number of wells we anticipate drilling during 2005;

•	the number of potential drilling locations; and

•	our financial position, business strategy and other plans and objectives for future operations.

RISK FACTORS
      Before making an investment in shares of our common stock, you should carefully consider the risks described below, as well as the information included or incorporated by reference in this prospectus supplement and the accompanying prospectus. In addition, please read “About This Prospectus Supplement” and “Forward-Looking Statements,” where we describe additional uncertainties associated with our business and the forward-looking statements included or incorporated by reference in this prospectus supplement and the accompanying prospectus.
Risks Related to Our Business

Oil and natural gas prices are volatile and a substantial reduction in these prices could adversely affect our results and the price of our common stock.
      Our revenues, operating results and future rate of growth depend highly upon the prices we receive for our oil and natural gas production. Historically, the markets for oil and natural gas have been volatile and are likely to continue to be volatile in the future. The NYMEX daily settlement price for natural gas for the prompt month contract in 2004 ranged from a high of $8.14 per MMBtu to a low of $4.40 per MMBtu. In the first nine months of 2005, the same index ranged from a high of $14.20 per MMBtu to a low of $5.79 per MMBtu. The NYMEX daily settlement price for crude oil for the prompt month contract in 2004 ranged from a high of $56.17 per barrel to a low of $32.48 per barrel. In the first nine months of 2005, the same index ranged from a high of $69.81 per barrel to a low of $42.12 per barrel. The markets and prices for oil and natural gas depend on factors beyond our control. These factors include demand for oil and natural gas, which fluctuate with changes in market and economic conditions and other factors, including:

•	worldwide and domestic supplies of oil and natural gas;

•	actions taken by foreign oil and gas producing nations;

•	political conditions and events (including instability or armed conflict) in oil-producing or natural gas-producing regions;

•	the level of global oil and natural gas inventories;

•	the price and level of foreign imports;

•	the level of consumer demand;

•	the price and availability of alternative fuels;

•	the availability of pipeline capacity;

•	weather conditions;

•	domestic and foreign governmental regulations and taxes; and

•	the overall economic environment.
      Significant declines in oil and natural gas prices for an extended period may have the following effects on our business:

•	limiting our financial condition, liquidity, ability to finance planned capital expenditures and results of operations;

•	reducing the amount of oil and natural gas that we can produce economically;

•	causing us to delay or postpone some of our capital projects;

•	reducing our revenues, operating income and cash flow;

•	reducing the carrying value of our oil and natural gas properties; and

•	limiting our access to sources of capital, such as equity and long-term debt.

We may have difficulty financing our planned capital expenditures, which could adversely affect our business.
      We make and will continue to make substantial capital expenditures in our exploration and development projects. Without additional capital resources, our drilling and other activities may be limited and our business, financial condition and results of operations may suffer. We may not be able to secure additional financing on reasonable terms or at all and financing may not continue to be available to us under our existing or new financing arrangements. If additional capital resources are unavailable, we may curtail our drilling, development and other activities or be forced to sell some of our assets on an untimely or unfavorable basis. Any such curtailment or sale could have a material adverse effect on our business, financial condition and results of operation. In addition, we have a limited number of shares of authorized but unissued common stock available at this time. While we intend to seek approval from our stockholders to increase our authorized stock, unless and until such change is approved, we would not have sufficient number of shares of authorized common stock to raise a substantial amount of proceeds to us in any subsequent public or private equity offering.

Our exploration, development and drilling efforts and the operation of our wells may not be profitable or achieve our targeted returns.
      We require significant amounts of undeveloped leasehold acreage in order to further our development efforts. Exploration, development, drilling and production activities are subject to many risks, including the risk that commercially productive reservoirs will not be discovered. We invest in property, including undeveloped leasehold acreage, which we believe will result in projects that will add value over time. However, we cannot guarantee that all of our prospects will result in viable projects or that we will not abandon our initial investments. Additionally, we cannot guarantee that the leasehold acreage we acquire will be profitably developed, that new wells drilled by us in provinces that we pursue will be productive or that we will recover all or any portion of our investment in such leasehold acreage or wells. Drilling for oil and natural gas may involve unprofitable efforts, not only from dry wells but also from wells that are productive but do not produce sufficient net reserves to return a profit after deducting operating and other costs. In addition, wells that are profitable may not achieve our targeted rate of return. Our ability to achieve our target results are dependent upon the current and future market prices for crude oil and natural gas, costs associated with producing oil and natural gas and our ability to add reserves at an acceptable cost. We rely to a significant extent on 3-D seismic data and other advanced technologies in identifying leasehold acreage prospects and in conducting our exploration activities. The 3-D seismic data and other technologies we use do not allow us to know conclusively prior to acquisition of leasehold acreage or drilling a well whether oil or natural gas is present or may be produced economically. The use of 3-D seismic data and other technologies also requires greater pre-drilling expenditures than traditional drilling strategies.
      In addition, we may not be successful in implementing our business strategy of controlling and reducing our drilling and production costs in order to improve our overall return. The cost of drilling, completing and operating a well is often uncertain and cost factors can adversely affect the economics of a project. We cannot predict the cost of drilling, and we may be forced to limit, delay or cancel drilling operations as a result of a variety of factors, including:

•	unexpected drilling conditions;

•	pressure or irregularities in formations;

•	equipment failures or accidents;

•	adverse weather conditions;

•	compliance with governmental requirements; and

•	shortages or delays in the availability of drilling rigs and the delivery of equipment.

Exploratory drilling is a speculative activity that may not result in commercially productive reserves and may require expenditures in excess of budgeted amounts.
      Our future rate of growth greatly depends on the success of our exploratory drilling program. Exploratory drilling involves a higher risk that we will not encounter commercially productive oil or natural gas reservoirs than developmental drilling. We may not be successful in our future drilling activities because even with the use of 3-D seismic and other advanced technologies, exploratory drilling is a speculative activity.

Although our oil and natural gas reserve data is independently estimated, these estimates may still prove to be inaccurate.
      Our reserve estimates are generated each year by Cawley, Gillespie & Associates, Inc., an independent petroleum engineering firm. In conducting its evaluation, the engineers and geologists of Cawley, Gillespie & Associates, Inc. evaluate our properties and independently develop proved reserve estimates. There are numerous uncertainties and risks that are inherent in estimating quantities of oil and natural gas reserves and projecting future rates of production and timing of development expenditures as many factors are beyond our control. We incorporate many factors and assumptions into our estimates including:

•	expected reservoir characteristics based on geological, geophysical and engineering assessments;

•	future production rates based on historical performance and expected future operating and investment activities;

•	future oil and gas prices and quality and location differentials; and

•	future development and operating costs.
      Although we believe the Cawley, Gillespie & Associates, Inc. reserve estimates are reasonable based on the information available to them at the time they prepare their estimates, our actual results could vary materially from these estimated quantities of proved oil and natural gas reserves (in the aggregate and for a particular location), production, revenues, taxes and development and operating expenditures. In addition, these estimates of reserves may be subject to downward or upward revision based upon production history, results of future exploration and development, prevailing oil and natural gas prices, operating and development costs and other factors.
      Finally, recovery of proved undeveloped reserves generally requires significant capital expenditures and successful drilling operations. At December 31, 2004, approximately 50% of our estimated proved reserves were classified as undeveloped. At December 31, 2004, we estimated that it would require additional capital expenditures of approximately $80 million to develop these reserves. Our reserve estimates assume that we can and will make these expenditures and conduct these operations successfully, which may not occur. Please read footnote (a) to “Summary Oil and Natural Gas Reserve Data” on page S-8 for additional information regarding the uncertainty of reserve estimates.

We need to replace our reserves at a faster rate than companies whose reserves have longer production periods. Our failure to replace our reserves would result in decreasing reserves and production over time.
      In general, production from oil and natural gas properties declines as reserves are depleted, with the rate of decline depending on reservoir characteristics. Except to the extent we conduct successful exploration and development activities or acquire properties containing proved reserves, or both, our proved reserves and production will decline as reserves are produced.

      We may not be able to find, develop or acquire additional reserves to replace our current and future production. Accordingly, our future oil and natural gas reserves and production and therefore our cash flow and income, are dependent upon our success in economically finding or acquiring new reserves and efficiently developing our existing reserves.
      Our reserves in the Gulf Coast have high initial production rates followed by steep declines in production, resulting in a reserve life for wells in this trend shorter than the industry average. This production volatility has impacted and, in the future, may continue to impact our quarterly and annual production levels.
      We generally must locate and develop or acquire new oil and natural gas reserves to replace those being depleted by production. Without successful drilling and exploration or acquisition activities, our reserves and revenues will decline rapidly. We may not be successful in extending our reserve life for our properties generally and our Gulf Coast properties in particular. Our current strategy includes increasing our reserve base through drilling activities on our existing Gulf Coast properties and properties located in our other core areas which have historically had longer-lived reserves. Our existing and future exploration and development projects may not result in significant additional reserves and we may not be able to drill productive wells at economically viable costs.
      Our future cash flows are subject to a number of variables, such as the level of production from existing wells, prices of oil and natural gas and our success in locating and producing new reserves. If our revenues were to decrease as a result of lower oil and gas prices, decreased production or otherwise, and our access to capital were limited, we would have a reduced ability to replace our reserves or to maintain production at current levels, potentially resulting in a decrease in production and revenue over time.

Drilling locations that we decide to drill may not yield oil or natural gas in commercially viable quantities or quantities sufficient to meet our targeted rate of return.
      Our drilling locations are in various stages of evaluation, ranging from locations that are ready to be drilled to locations that will require substantial additional evaluation and interpretation. There is no way to predict in advance of drilling and testing whether any particular drilling location will yield oil or natural gas in sufficient quantities to recover our drilling or completion costs or to be economically viable. Our use of seismic data and other technologies and the study of producing fields in the same area will not enable us to know conclusively prior to drilling whether oil and natural gas will be present or, if present, whether oil and natural gas will be present in commercial quantities. The analysis that we perform using data from other wells, more fully explored prospects and/or producing fields may not be useful in predicting the characteristics and potential reserves associated with our drilling locations. As a result, we may not find commercially viable quantities of oil and natural gas and, therefore, we may not achieve a targeted rate of return or have a positive return on investment.

The unavailability or high cost of drilling rigs, equipment, supplies, personnel and oil field services could adversely affect our ability to execute our exploration and development plans on a timely basis and within our budget.
      Our industry is cyclical and, from time to time, there is a shortage of drilling rigs, equipment, supplies or qualified personnel. During these periods, the costs and delivery times of rigs, equipment and supplies are substantially greater. In addition, the demand for, and wage rates of, qualified drilling rig crews rise as the number of active rigs in service increases. As a result of increasing levels of exploration and production in response to strong prices of oil and natural gas, the demand for oilfield services has risen, and the costs of these services are increasing, while the quality of these services may suffer. If the unavailability or high cost of drilling rigs, equipment, supplies or qualified personnel were particularly severe in Texas and Oklahoma, we could be materially and adversely affected because our operations and properties are concentrated in those areas.

The marketability of our oil and natural gas production depends on services and facilities that we typically do not own or control. The failure or inaccessibility of any such services or facilities could result in a curtailment of production and revenues.
      The marketability of our production depends in part upon the availability, proximity and capacity of natural gas gathering systems, pipelines and processing facilities. We generally deliver natural gas through gas gathering systems and gas pipelines that we do not own under interruptible or short term transportation agreements. Under the interruptible transportation agreements, the transportation of our natural gas may be interrupted due to capacity constraints on the applicable system, for maintenance or repair of the system, or for other reasons as dictated by the particular agreements. If any of the pipelines or other facilities become unavailable, we would be required to find a suitable alternative to transport and process the natural gas, which could increase our costs and reduce the revenues we might obtain from the sale of the natural gas. For example, Hurricane Rita disrupted the operations of natural gas pipelines and fractionators and required the evacuation of personnel required to oversee some of our facilities in the Gulf Coast area. As a result of these disruptions, we were forced temporarily to curtail some of our production in our onshore Gulf Coast province for approximately six days.

Our level of indebtedness may adversely affect our cash available for operations, which would limit our growth, our ability to make interest and principal payments on our indebtedness as they become due and our flexibility to respond to market changes.
      At October 31, 2005, we had indebtedness of $63.1 million outstanding under our senior credit agreement and $30 million outstanding under our senior subordinated credit agreement. Our level of indebtedness will have several important effects on our operations, including those listed below.

•	We will dedicate a portion of our cash flow from operations to the payment of interest on our indebtedness and to the payment of our other current obligations and will not have these cash flows available for other purposes.

•	The covenants of our credit agreements limit our ability to borrow additional funds or dispose of assets and may affect our flexibility in planning for, and reacting to, changes in business conditions.

•	Our ability to obtain additional financing in the future for working capital, capital expenditures, acquisitions, general corporate purposes or other purposes may be impaired.

•	We may be more vulnerable to economic downturns and our ability to withstand sustained declines in oil and natural gas prices may be impaired.

•	Since our indebtedness is subject to variable interest rates, we are vulnerable to increases in interest rates.

•	Our flexibility in planning for or reacting to changes in market conditions may be limited.
      We may incur additional debt in order to fund our exploration and development activities. A higher level of indebtedness increases the risk that we may default on our debt obligations. Our ability to meet our debt obligations and reduce our level of indebtedness depends on future performance. General economic conditions, oil and natural gas prices and financial, business and other factors will affect our operations and our future performance. Many of these factors are beyond our control and we may not be able to generate sufficient cash flow to pay the interest on our debt, and future working capital, borrowings and equity financing may not be available to pay or refinance such debt.
      In addition, under the terms of our senior credit agreement, our borrowing base is subject to semi-annual redeterminations based in part on prevailing oil and natural gas prices. In the event the amount outstanding exceeds the redetermined borrowing base, we could be forced to repay a portion of our borrowings. We may not have sufficient funds to make such payments. If we do not have sufficient funds and are otherwise unable to negotiate renewals of our borrowings or arrange new financing, we may have to sell assets at unfavorable prices.

Lower oil and natural gas prices may cause us to record ceiling limitation write-downs, which would reduce our stockholders’ equity.
      We use the full cost method of accounting for costs related to our oil and natural gas properties. Accordingly, we capitalize the cost to acquire, explore for and develop oil and natural gas properties. Under full cost accounting rules, the net capitalized cost of oil and natural gas properties may not exceed a “ceiling limit” that is based upon the present value of estimated future net revenues from proved reserves, discounted at 10%, plus the lower of the cost or fair market value of unproved properties. If net capitalized costs of oil and natural gas properties exceed the ceiling limit, we must charge the amount of the excess to earnings. This is called a “ceiling limitation write-down.” The risk that we will be required to write down the carrying value of our oil and gas properties increases when oil and natural gas prices are low or volatile. In addition, write-downs may occur if we experience substantial downward adjustments to our estimated proved reserves. Once incurred, a write-down of oil and gas properties is not reversible at a later date. Write-downs required by these rules does not impact our cash flow from operating activities, but do reduce net income and stockholders’ equity.

We are subject to various operating and other casualty risks that could result in liability exposure or the loss of production and revenues.
      Our operations are subject to hazards and risks inherent in drilling for and producing and transporting oil and natural gas, such as:

•	fires;

•	natural disasters;

•	formations with abnormal pressures;

•	blowouts, cratering and explosions; and

•	pipeline ruptures and spills.
      Any of these hazards and risks can result in the loss of hydrocarbons, environmental pollution, personal injury claims and other damage to our properties and the property of others.

We may not have enough insurance to cover all of the risks we face, which could result in significant financial exposure.
      We maintain insurance coverage against some, but not all, potential losses in order to protect against the risks we face. We may elect not to carry insurance if our management believes that the cost of insurance is excessive relative to the risks presented. If an event occurs that is not covered, or not fully covered, by insurance, it could harm our financial condition, results of operations and cash flows. In addition, we cannot fully insure against pollution and environmental risks.

We cannot control activities on properties we do not operate. Failure to fund capital expenditure requirements may result in reduction or forfeiture of our interests in some of our non-operated projects.
      We do not operate some of the properties in which we have an interest and we have limited ability to exercise influence over operations for these properties or their associated costs. As of December 31, 2004, approximately 36% of our oil and natural gas properties, based on pre-tax PV-10% value, are operated by other companies. Our dependence on the operator and other working interest owners for these projects and our limited ability to influence operations and associated costs could materially adversely affect the realization of our targeted returns on capital in drilling or acquisition activities and our targeted production growth rate. The success and timing of drilling, development and exploitation activities on properties operated by others depend on a number of factors that are beyond our control, including the operator’s expertise and financial resources, approval of other participants for drilling wells and utilization of technology.

      When we are not the majority owner or operator of a particular oil or natural gas project, we may have no control over the timing or amount of capital expenditures associated with such project. If we are not willing or able to fund our capital expenditures relating to such projects when required by the majority owner or operator, our interests in these projects may be reduced or forfeited.

Our future operating results may fluctuate and significant declines in them would limit our ability to invest in projects.
      Our future operating results may fluctuate significantly depending upon a number of factors, including:

•	industry conditions;

•	prices of oil and natural gas;

•	rates of drilling success;

•	capital availability;

•	rates of production from completed wells; and

•	the timing and amount of capital expenditures.
      This variability could cause our business, financial condition and results of operations to suffer. In addition, any failure or delay in the realization of expected cash flows from operating activities could limit our ability to invest and participate in economically attractive projects.

Our hedging activities may prevent us from benefiting from price increases and may expose us to other risks.
      In an attempt to reduce our sensitivity to energy price volatility, we enter into hedging arrangements with respect to a portion of our expected production, such as the use of derivative contracts that generally result in a fixed price or a range of minimum and maximum price limits over a specified time period.
      Our hedging activities expose us to the risk of financial loss in certain circumstances. For example, if we do not produce our oil and natural gas reserves at rates equivalent to our derivative position, we would be required to satisfy our obligations under those derivative contracts on potentially unfavorable terms without the ability to offset that risk through sales of comparable quantities of our own production. This situation occurred during portions of 2000, due in part to our sale of certain producing reserves in mid-1999 and reduced our cash flow in 2000 by approximately $1.0 million. Additionally, because the terms of our derivative contracts are based on assumptions and estimates of numerous factors such as cost of production and pipeline and other transportation and marketing costs to delivery points, substantial differences between the prices we receive pursuant to our derivative contracts and our actual results could harm our anticipated profit margins and our ability to manage the risk associated with fluctuations in oil and natural gas prices. We also could be financially harmed if the counter parties to our derivative contracts prove unable or unwilling to perform their obligations under such contracts. Additionally, in the past, some of our derivative contracts required us to deliver cash collateral or other assurances of performance to the counter parties if our payment obligations exceeded certain levels. Future collateral requirements are uncertain but will depend on arrangements with our counter parties and highly volatile natural gas and oil prices.

We face significant competition and many of our competitors have resources in excess of our available resources.
      We operate in the highly competitive areas of oil and natural gas exploration, exploitation, acquisition and production. We face intense competition from a large number of independent, technology-driven companies as well as both major and other independent oil and natural gas companies in a number of areas such as:

•	seeking to acquire desirable producing properties or new leases for future exploration;

•	marketing our oil and natural gas production; and

•	seeking to acquire the equipment and expertise necessary to operate and develop those properties.
      Many of our competitors have financial and other resources substantially in excess of those available to us. This highly competitive environment could harm our business.

We are subject to various governmental regulations and environmental risks that may cause us to incur substantial costs.
      From time to time, in varying degrees, political developments and federal and state laws and regulations affect our operations. In particular, price controls, taxes and other laws relating to the oil and natural gas industry, changes in these laws and changes in administrative regulations have affected and in the future could affect oil and natural gas production, operations and economics. We cannot predict how agencies or courts will interpret existing laws and regulations or the effect of these adoptions and interpretations may have on our business or financial condition.
      Our business is subject to laws and regulations promulgated by federal, state and local authorities, including the FERC, the EPA, the Texas Railroad Commission, the TCEQ and the Oklahoma Corporation Commission, relating to the exploration for, and the development, production and marketing of, oil and natural gas, as well as safety matters. Legal requirements are frequently changed and subject to interpretation and we are unable to predict the ultimate cost of compliance with these requirements or their effect on our operations. We may be required to make significant expenditures to comply with governmental laws and regulations.
      Our operations are subject to complex federal, state and local environmental laws and regulations, including CERCLA, RCRA, OPA and the Clean Water Act. Environmental laws and regulations change frequently, and the implementation of new, or the modification of existing, laws or regulations could harm us. The discharge of natural gas, oil, or other pollutants into the air, soil or water may give rise to significant liabilities on our part to the government and third parties and may require us to incur substantial costs of remediation.

We depend on our key management personnel and technical experts and the loss any of these individuals could adversely affect our business.
      If we lose the services of our key management personnel or technical experts or are unable to attract additional qualified personnel, our business, financial condition, results of operations, development efforts and ability to grow could suffer. We have assembled a team of geologists, geophysicists and engineers who have considerable experience in applying 3-D seismic imaging technology to explore for and to develop oil and natural gas. We depend upon the knowledge, skill and experience of these experts to provide 3-D seismic imaging and to assist us in reducing the risks associated with our participation in oil and natural gas exploration and development projects. In addition, the success of our business depends, to a significant extent, upon the abilities and continued efforts of our management, particularly Ben M. Brigham, our Chief Executive Officer, President and Chairman of the Board. We have an employment agreement with Mr. Brigham, but do not have an employment agreement with any of our other employees.

Risks Related to This Offering

The market price of our stock is volatile.
      The trading price of our common stock and the price at which we may sell securities in the future is subject to large fluctuations in response to any of the following:

•	limited trading volume in our stock;

•	changes in government regulations;

•	quarterly variations in operating results;

•	our involvement in litigation;

•	general market conditions;

•	the prices of oil and natural gas;

•	announcements by us and our competitors;

•	our liquidity;

•	our ability to raise additional funds; and

•	other events.

Our stock price may decline when our financial results decline or when events occur that are adverse to us or our industry.
      You can expect the market price of our common stock to decline when our financial results decline or otherwise fail to meet the expectations of the financial community or the investing public or at any other time when events actually or potentially adverse to us or the oil and natural gas industry occur. Our common stock price may decline to a price below the price you paid to purchase your shares of common stock in this offering.
                  We do not intend to pay any dividends on our common stock.
      We anticipate that we will retain all future earnings and other cash resources for the future operation and development of our business. Accordingly, we do not intend to declare or pay any cash dividends on our common stock in the foreseeable future. Payment of any future dividends will be at the discretion of our board of directors after taking into account many factors, including our operating results, financial condition, current and anticipated cash needs and plans for expansion.
                  Our shares that are eligible for future sale may have an adverse effect on the price of our common stock.
      Sales of substantial amounts of common stock, or a perception that such sales could occur, could adversely affect the market price of the common stock and could impair our ability to raise capital through the sale of our equity securities. After the completion of this offering, one of our stockholders, together with its affiliates, will own 16.9% shares of our common stock. While none of these shares have been registered under the Securities Act, this stockholder has certain registration rights, that when exercised, could facilitate a sale of all or a portion of its shares.
                  Certain of our affiliates control a substantial portion of our outstanding common stock, which may affect your vote as a stockholder.
      Our directors, executive officers and 10% or greater stockholders, and certain of their affiliates, beneficially own a substantial portion of our outstanding common stock. Accordingly, these stockholders, as a group, may be able to control the outcome of stockholder votes, including votes concerning the election of directors, the adoption or amendment of provisions in our certificate of incorporation or bylaws, and the approval of mergers and other significant corporate transactions. The existence of these levels of ownership concentrated in a few persons makes it unlikely that any other holder of common stock may be able to affect our management or direction. These factors may also have the effect of delaying or preventing a change in our management or voting control.
                  Certain anti-takeover provisions may adversely affect your rights as a stockholder.
      Our certificate of incorporation authorizes our Board of Directors to issue up to 10 million shares of preferred stock without stockholder approval and to set the rights, preferences and other designations, including voting rights, of those shares as the Board of Directors may determine. In addition, our outstanding Series A preferred stock, our senior credit facility and our senior subordinated notes contain terms restricting our ability to enter into change of control transactions, including requirements to redeem or repay the Series A preferred stock, our senior credit facility and our senior subordinated notes upon a change in control. These provisions, alone or in combination with the other matters described in the preceding paragraph may discourage transactions involving actual or potential changes in our control, including transactions that otherwise could involve payment of a premium over prevailing market prices to holders of our common stock. We are also subject to provisions of the Delaware General Corporation Law that may make some business combinations more difficult.

USE OF PROCEEDS
      We estimate that we will receive net proceeds of approximately $                    from the sale of 8,500,000 shares of our common stock in this offering. “Net proceeds” is what we expect to receive after paying the underwriting discount and other expenses of the offering.
      We intend to use a portion of the net proceeds from this offering to repurchase 6,000,000 shares of our common stock from certain funds managed by affiliates of Credit Suisse First Boston (USA), Inc. that form part of Credit Suisse First Boston’s Alternative Capital Division at a price equal to the net proceeds per share that we receive from this offering, before expenses. We intend to use the remainder of the net proceeds from this offering to repay outstanding indebtedness under our senior credit facility and, thereafter, to use a portion of such available credit to fund our operations, including our drilling projects. As of October 31, 2005, $63.1 million was outstanding under our senior credit facility, which had an average interest rate of approximately 5.4% and matures in June 2010.
      We will enter into a stock purchase agreement with the same funds referenced above pursuant to which we will repurchase 6,000,000 shares of common stock at a price equal to the net proceeds per share that we receive from this offering, before expenses. The shares that we repurchase will be retired and returned to the status of authorized but unissued shares. We will use the net proceeds, before expenses, from any exercise of the underwriters’ over-allotment option to repurchase additional common stock from the same funds referenced above at the same price per share. In addition, the same funds referenced above have agreed not to sell or transfer, subject to certain exceptions, any shares of common stock for a period of 60 days after this offering without our or the underwriters’ consent and, pursuant to the underwriting agreement, we have agreed not to consent to any such transfer without the prior consent of the underwriters. See “Underwriting.”
      Based on a Schedule 13D and amendments filed thereto with the Securities and Exchange Commission and information provided to us by the funds referenced above, such funds owned, collectively, 13,634,882 shares of our outstanding common stock. After we repurchase our common stock from such funds, they will own, collectively, 7,634,882 shares of our common stock. If the underwriters exercise the over-allotment option and we repurchase additional shares of common stock from such funds, they will own 6,359,882 shares of our common stock. Steven A. Webster, one of our directors, is Co-Managing Partner of Avista Capital Holdings, L.P., a private equity firm whose principals have consulting agreements with Credit Suisse First Boston to help manage certain investments, including its investment in us.

CAPITALIZATION
      The table below shows:

•	our capitalization on September 30, 2005; and

•	our capitalization on September 30, 2005, on an as adjusted basis, assuming (a) the repurchase and retirement of 6,000,000 shares of common stock, (b) the retirement of our treasury stock and (c) the sale of 8,500,000 shares in this offering at the public offering price of $13.69 per share and the use of the net proceeds as described under “Use of Proceeds.”
      You should read this table in conjunction with our consolidated financial statements and related notes that are included in this prospectus supplement.

	As of September 30, 2005

	Actual	As Adjusted

	(In thousands)
Long-term debt(a):
Senior credit facility	$58,100	$25,815
Senior subordinated notes	30,000	30,000

Total long-term debt	88,100	55,815
Series A Preferred Stock, mandatorily redeemable, $.01 par value, $20 stated and redemption value, 2,250,000 shares authorized, 505,051 shares issued and outstanding	10,101	10,101

Total long-term debt and Series A Preferred Stock	98,201	65,916

Stockholders’ equity:
Common stock, $0.01 par value, 50,000,000 shares authorized
Actual — 43,849,045 shares issued and 42,630,996 outstanding
As adjusted — 45,130,996 shares issued and 45,130,996 outstanding(b)	435	448
Additional paid in capital	177,087	204,462
Treasury stock, at cost
Actual — 1,218,049 shares, As adjusted — 0(c)	(4,897)	—
Unearned stock compensation	(1,671)	(1,671)
Accumulated other comprehensive income (loss)	(3,655)	(3,655)
Retained Earnings	29,890	29,890

Total stockholders’ equity	197,189	229,474

Total capitalization	$295,390	$295,390

(a)	As of October 31, 2005, our total long term debt outstanding was $93.1 million, consisting of $63.1 million under our senior credit facility and $30 million in senior subordinated notes.

(b)	42,759,213 shares of common stock were outstanding as of November 7, 2005.

(c)	All of our treasury stock will be retired prior to the completion of this offering including the 6,000,000 shares to be repurchased from certain funds managed by affiliates of Credit Suisse First Boston (USA), Inc.

PRICE RANGE OF COMMON STOCK
      Our common stock commenced trading on The NASDAQ National Market on May 8, 1997 under the symbol “BEXP.” The following table sets forth the high and low intra-day sales prices per share of our common stock for the periods indicated on the NASDAQ National Market for the periods indicated. The sales information below reflects inter-dealer prices, without retail mark-ups, mark-downs or commissions and may not necessarily represent actual transactions.

	High	Low

2004:
First Quarter	$8.63	$6.60
Second Quarter	10.04	7.34
Third Quarter	9.89	7.56
Fourth Quarter	10.05	7.72
2005:
First Quarter	$9.83	$7.60
Second Quarter	9.65	7.10
Third Quarter	13.42	7.80
Fourth Quarter (through November 7, 2005)	14.68	11.35
      On November 7, 2005, the closing sale price of our common stock, as reported by The NASDAQ National Market was $13.69 per share.

BUSINESS AND PROPERTIES
Overview
      Brigham Exploration Company is an independent exploration, development and production company that utilizes 3-D seismic imaging and other advanced technologies to systematically explore for and develop domestic onshore oil and natural gas reserves. We focus our 3-D seismic exploration and development activities in provinces where technology and the knowledge of our technical staff can be used effectively to maximize our return on invested capital by reducing drilling risk and enhancing our ability to grow reserves and production volumes. Our 3-D seismic exploration and development activities are currently concentrated in three provinces: the onshore Gulf Coast, the Anadarko Basin in northwest Oklahoma and the Texas Panhandle and West Texas. We also regularly evaluate opportunities to expand our activities to oil and natural gas plays that may offer attractive exploration and development potential, with a particular interest in those plays that complement our current successful exploration, development and production activities. As a result, we recently announced the acquisition of acreage in the Bakken play in North Dakota. See “— Recent Events — Bakken Acreage Acquisition.”
      At December 31, 2004, we had estimated proved reserves of 121.3 Bcfe, of which 84% was natural gas, with an estimated pre-tax PV-10% value of $294.5 million and we operated approximately 64% of this value. For the nine months ended September 30, 2005 our revenue and net income were $60.5 million and $15.5 million, respectively, while our average daily production was 30.5 MMcfe. For the month of October, our average daily production increased to approximately 38.7 MMcfe.
      The following table provides information regarding our assets and operations located in our core areas.

	At December 31, 2004

								October
					Productive			2005
		Pre-tax			Wells		3-D	Average
	Proved	PV-		% Natural			Seismic	Daily
Province	Reserves	10%(a)		Gas	Gross	Net	Data	Production

	(Bcfe)	(Millions)					(Sq. Miles)	(MMcfe)
Onshore Gulf Coast	67.3	$166.4		84%	76	28.0	3,763	21.2
Anadarko Basin	48.7	111.1		93%	168	35.7	2,204	15.0
West Texas/Other	5.3	17.0		12%	89	25.1	4,497	2.5

Total	121.3	$294.5	(b)	84%	333	88.8	10,464	38.7

(a)	The prices used to calculate this measure were $43.46 per barrel of oil and $6.19 per MMbtu of natural gas, both as of December 31, 2004.

(b)	Standardized measure at December 31, 2004 was $239.7 million.
      Since our inception in 1990, we have evolved from a pioneering, 3-D seismic-driven exploration company to a balanced exploration and development company with technical and operational expertise and a strong production base. We have generated a multi-year inventory of exploration prospects, which, due to our field discoveries, are complemented by a multi-year inventory of development locations. At October 31, 2005, we had over 150 potential exploration prospects and approximately 158 potential development drilling locations. Depending on the success of our initial wells, our recent acreage acquisition in the Bakken play could add 63 to 126 additional drilling locations.
      From our inception through December 31, 2004, we have drilled 651 wells, consisting of 470 exploration and 181 development wells with an aggregate completion rate of 71%. Over the three years ended December 31, 2004, we drilled 120 wells, consisting of 50 exploratory and 70 development wells with an aggregate completion rate of 91%. During the first ten months of 2005, we have spud a total of 27 wells, consisting of nine exploration wells and 18 development wells, retaining an average working interest of approximately 58%. Twenty-five of these wells have been or are currently being completed; one well is currently drilling; and one well has been temporarily abandoned. Including one recently completed well that began drilling in 2004, through October 31, 2005 we have experienced an aggregate completion rate of 96% in 2005. We expect to spud four additional exploration wells and three additional development wells during the remainder of 2005.
      We have accumulated 3-D seismic data covering approximately 10,464 square miles (6.7 million acres) in over 28 geologic trends in seven provinces and seven states. We generally focus our 3-D seismic acquisition efforts in and around existing producing fields where we can benefit from the imaging of producing analog wells. These 3-D defined analogs, combined with our experience in drilling 677 wells in our 3-D project areas, provide us with a knowledge base to evaluate other potential geologic trends, 3-D seismic projects within these trends and prospective 3-D delineated drilling locations. Within our three core provinces, we spent $22.1 million on land and seismic over the three year period ended December 31, 2004, and plan to spend $17.5 million in 2005. In addition, in November 2005 we closed on a $4.6 million acquisition of a 100% working interest in approximately 46,000 net acres in the North Dakota portion of the Bakken play.
      Combining our geologic and geophysical expertise with a sophisticated land effort, we manage the vast majority of our projects from conception through 3-D acquisition, processing and interpretation and leasing. In addition, we manage the negotiation and drafting of most of our geophysical exploration agreements, resulting in reduced contract risk and more consistent deal terms. Because we generate most of our projects, we can often control the size of the working interest that we retain as well as the selection of the operator and the non-operating participants.
      In 2004, we increased our level of drilling activity to further capitalize on our multi-year inventory of exploration and development prospects by spending a total of $68.2 million on drilling expenditures. This represented a 94% increase in drilling expenditures from 2003. These drilling expenditures were used to drill 17 exploratory wells and 42 development wells and for other development activities. We also had one exploration well, the Mills Ranch #2-98, that was in progress at December 31, 2004.
      We have continued with our accelerated level of drilling activity in 2005 and plan to spend a total of $89.8 million to drill 13 exploratory wells, and 21 development wells, as well as to drill and complete wells that were in progress at December 31, 2004 and for other development activities. As of October 31, 2005, a substantial portion of our planned 2005 capital expenditures have been spent.
Business Strategy
      Our business strategy is to create stockholder value by growing reserves, production volumes and cash flow through exploration and development drilling in areas where we believe our operations will likely result in a high return on our invested capital. Key elements of our business strategy include:

•	Focus on Core Provinces and Trends. We have accumulated and continue to add to a multi-year inventory of 3-D seismic and geologic data and have developed a strong technical knowledge base in the following geologic trends within our core provinces: the Vicksburg and Frio trends in the onshore Gulf Coast, the Springer and Hunton trends in the Anadarko Basin and the Horseshoe Atoll trend of West Texas. Further, we believe our focus on these five proven onshore trends within our three core provinces provides us with important drilling investment diversification. Since 1999, our exploration success in these trends has resulted in six significant field discoveries and a resulting multi-year inventory of development drilling locations. We plan to focus a majority of our near term capital expenditures in these trends, where we believe our accumulated data and knowledge base provide a substantial competitive advantage.

•	Internally Generate Inventory of High Quality Exploratory Prospects. We utilize 3-D seismic and other advanced technologies, including computer-aided exploration, to generate and maintain a large multi-year inventory of high quality exploratory prospects. Our highly skilled staff of seven geophysicists and eight geologists generates substantially all of our prospects. We do not rely on third party generated opportunities, which usually involve the payment of consideration over and above the costs incurred to generate and drill the prospect. We believe that our six significant field discoveries and our history of achieving low all-sources finding costs reflect the quality and depth of our 3-D delineated prospect inventory as well our ability to continue to generate such opportunities.

•	Capitalize on Exploration Successes Through Development of Field Discoveries. From 1990 to 1999, we grew our reserves and production volumes primarily through successful 3-D delineated exploration drilling. Due to our exploratory drilling success and the resulting growth in our inventory of development drilling locations, approximately 68% of our drilling expenditures in 2002, 2003 and 2004 were spent on development activities. We believe our ability to balance our higher risk exploratory drilling with lower risk development drilling has reduced our risk profile. For 2005, we intend to allocate approximately 50% of our total drilling expenditures to development activities. See “Summary — Our Company.”

•	Accelerate Drilling of Our Multi-Year Prospect Inventory. To capitalize on our multi-year inventory of exploration and development locations, our goal is to continue with our accelerated level of drilling activity in 2005 and 2006. In 2004 we spent $68.2 million in drilling capital expenditures, representing a 94% increase over amounts spent in 2003. For 2005 we currently plan to spend $89.8 million in drilling capital expenditures representing a 32% increase over amounts spent in 2004. In 2006 we expect to continue with our accelerated level of drilling activity and, as has historically been the case, our exploratory drilling will test several higher risk, but higher reserve potential prospects. During 2005, including the Mills Ranch #2-98 which was in progress at December 31, 2004, we plan to drill a total of seven such high risk, high potential exploration wells, versus the five and three we drilled in 2004 and 2003, respectively. See “Summary — Our Company.”

•	Enhance Returns Through Operational Control. We seek to maintain operational control of our exploration and drilling activities. As operator, we retain more control over the timing and selection of drilling prospects, which enhances our ability to optimize our finding and development costs and to maximize our return on invested capital. Since we generate substantially all of our projects, we generally have the ability to retain operational control over all phases of our exploration and development activities. As of December 31, 2004, we operated approximately 64% of the pre-tax PV-10% value of our proved reserves. Further, in 2004 we operated 50% of the wells we drilled, representing 82% of our drilling capital expenditures. We expect to operate approximately 71% of the wells planned for 2005, representing approximately 96% of our 2005 drilling capital expenditures.

•	Evaluate and Selectively Pursue New Potential Plays. We have a fifteen year track record of successfully evaluating and initiating new oil and natural gas plays. We are particularly interested in those plays with attractive exploration and development potential that complements our current exploration and production activities. After identifying such a play, we will often selectively build an acreage position in the play. Our current Frio, Vicksburg and Hunton plays are all examples of highly successful plays where our position in the play was identified and originated by our company. We believe our recently announced acreage acquisition in the Bakken play is an example of another new play that could represent significant reserve and production growth potential for our company.

Properties

Onshore Gulf Coast
      The onshore Gulf Coast region is a high potential, multi-pay province that lends itself to 3-D seismic exploration due to its substantial structural and stratigraphic complexity. In addition, certain sand reservoirs display seismic “bright spots,” which can be direct hydrocarbon indicators and can result in greatly reduced drilling risk. However, “bright spots” are not always reliable as direct hydrocarbon indicators and do not generally assess reservoir productivity. We believe our established 3-D seismic exploration approach, combined with our exploration staff’s extensive experience and accumulated knowledge base in this province, particularly given our recent drilling successes, provides us with significant competitive advantages. The majority of our onshore Gulf Coast activity is currently concentrated in the Vicksburg and Frio trends.
      Over the three year period ended December 31, 2004, approximately 64% of our total capital expenditures for drilling, land and seismic have been allocated to our onshore Gulf Coast province where we have completed 41 gross wells (21.4 net) in 46 attempts for a completion rate of 89%.
      During 2004, we completed 16 gross wells (10.3 net) in 19 attempts for a completion rate of 84% in this province. Ten of these wells were exploration, nine were development and we operated 17 of the 19 wells that we drilled. During 2004, we spent $48.5 million on drilling, land and seismic in our onshore Gulf Coast province. Within the onshore Gulf Coast, approximately 50% of our total 2004 drilling capital expenditures were allocated to the Vicksburg trend and 50% were allocated to the Frio trend.
      For 2005, we plan to spend a total of $72.6 million in our onshore Gulf Coast province, a substantial portion of which has already been spent. Approximately $61.2 million of this spending will be allocated to drilling with the remaining $11.4 million allocated to capital spending for land and seismic activities. Thus far in 2005 we have completed 13 wells in 14 attempts in our onshore Gulf Coast province.
      Approximately $24.5 million of the total $61.2 million in drilling capital allocated to our onshore Gulf Coast province will be spent to drill seven exploration wells with an average working interest of 63%. As of October 31, 2005, four of the seven exploration wells that we currently plan to drill in 2005 had been completed or were being completed. The remaining three exploration wells that we plan to spud in 2005 are planned to commence drilling later in the fourth quarter of 2005, two of which are higher risk but high reserve potential wells.
      The remaining $36.7 million of drilling capital allocated to our onshore Gulf Coast province will be spent to drill twelve development wells with an average working interest of 73% and for other development activities. As of October 31, 2005, of the 12 development wells we plan to drill in our onshore Gulf Coast province in 2005, nine had been completed or were being completed, one well was drilled and temporarily abandoned, and one was drilling. The remaining two development wells that we plan to drill in 2005 or will spud later in the fourth quarter of 2005.

Vicksburg Trend
      In 2004, our development drilling was focused principally in the Vicksburg trend in Brooks County, Texas in our Home Run, Floyd Fault Block and Floyd South Fields. In addition, we significantly increased our working interest and net reserves in a portion of Triple Crown Field with the successful completion of our Triple Crown North well, the D. J. Sullivan C #30. Our decision to drill the D. J. Sullivan C #30 late in 2004 coincided with the closing of a joint venture with an industry participant, where we were able to increase our working interest from 34% to 58% in approximately 780 acres on the northeast side of our Diablo Project. Much of our exploratory activity in the Vicksburg trend has been driven by other similar joint ventures with our industry participant, which has substantial acreage holdings in the area. We expect to drill up to eight development wells in the Triple Crown North joint venture area of the Triple Crown Field over the next several years. We also expect to drill up to four development wells on other acreage in our Triple Crown Field. We continue to have discussions with our industry participant about other exploratory joint venture opportunities in the area, and expect to continue to expand our activities in the trend. In total, we drilled six Vicksburg trend wells during 2004, including two exploratory and four development wells.
      For 2005, we currently plan to spend $15.9 million to drill five development wells in our Home Run, Floyd Fault Block and Triple Crown Fields, to drill and complete wells that were in progress at December 31, 2004 and for other development activities. We will retain an average working interest of 74% in these development wells. As of October 31, 2005, four of these wells, the Palmer State #10, D.J. Sullivan C #29, Dawson State #2 and D.J. Sullivan C-31, had been completed and a substantial portion of our planned capital expenditures for the Vicksburg trend for 2005 has already been spent.

      The Dawson State #2, which was originally completed in the 9,800’ intervals, was recently recompleted in a previously untested Upper Vicksburg interval (now named the “Brigham sand”) at an initial rate of 9.3 MMcfed. This was the first completion attempt in the Brigham sand, which was also encountered in the in the D.J. Sullivan C-31 and two other previously drilled Triple Crown wells. We had originally anticipated commingling the Brigham sand in the Dawson State #2 with the previously completed 9,800’ intervals, but given the unusually high flowing pressures and producing rates, we anticipate that we will commingle the various pay intervals at a later date. The 9,800’ sands were producing approximately 2.7 MMcfe per day with a flowing tubing pressure of approximately 2,500 psi prior to perforating the shallower Brigham sand interval.
      We recently announced that another Triple Crown Field development well, the D.J. Sullivan C-31, was initially completed in the deepest potential pay interval, the Loma Blanca, at a rate of 2.8 MMcfe per day with a flowing tubing pressure of 6,350 psi. We subsequently completed the shallower 9,800’ sands at an initial rate of 6.4 MMcfe per day with a flowing tubing pressure of 6,400 psi. The D.J. Sullivan C-31 also encountered apparent high quality pay in the shallower Brigham sand, which will be completed and commingled with the 9,800’ and Loma Blanca intervals.
      We have drilled six Upper Vicksburg wells to date in our Triple Crown Field. We estimate that up to four additional wells could be required to fully develop the Upper Vicksburg in the Triple Crown Field. All of these wells have potential in the newly tested Brigham sands. Additionally, we believe that potential exists for other Upper Vicksburg locations in adjacent fault blocks. To date only two Triple Crown Field wells have penetrated the Lower Vicksburg, and we estimate that up to 18 additional locations could be required to fully explore and develop these deeper intervals.
      We also currently plan to drill a Vicksburg exploration well in 2005, the D.J. Sullivan C-32. The D.J. Sullivan C-32 would be an Upper and Lower Vicksburg extensional well in our Triple Crown North area. We believe this well has excellent potential to increase our proved developed reserves, while also proving up additional development locations in the area. We expect to retain a 58% working interest in the D.J. Sullivan C-32.
     Frio Trend
      In total, we drilled 13 Frio trend wells during 2004, including eight exploratory and five development wells. For 2005, we currently plan to spend $42.1 million to drill five exploration wells with an average working interest of 70%, and seven development wells with an average working interest of 71%, to drill and complete wells that were in progress at December 31, 2004 and for other development activities. Through October 31, 2005, we had drilled 10 wells and completed nine of these wells and have spent a substantial portion of the planned 2005 expenditures.
      For 2005, we currently plan to spud one additional exploration well with a 75% working interest and we plan to drill one additional development well with a 75% working interest. The exploration well is a higher risk, but high reserve potential well in our Alamo project.
      Through October 31, 2005, we had drilled a total of 12 wells in our Bayou Bengal project, of which six were drilled during the first ten months of 2005. Two of the wells, the State Tract 254 #1 and Bayou Bengal B #13, were recently completed to sales.
      Subsequent to fracture stimulation, the State Tract 254 #1 was producing from a Lower Frio Anomalina interval at a rate of approximately 6.4 MMcfe per day with strong flowing casing pressures. We plan to commingle this interval with the deeper Anomalina pay interval that was previously producing approximately 0.8 MMcfe per day. Furthermore, we may add approximately 20 feet of apparent Lower Frio Tex Miss pay to the producing stream at a later date, with an additional 21 feet of apparent pay in the shallower “F” series Frio sands behind pipe for future completion.
      The Bayou Bengal B #13 commenced producing after stimulation at a rate of approximately 1.1 MMcfe per day from approximately 6 feet of Lower Frio Tex Miss pay, and subsequently declined to approximately 0.4 MMcfe per day. We plan to add approximately 12 feet of shallower apparent Tex Miss pay to the producing stream. The Bayou Bengal B #13 also encountered approximately 35 feet of apparent net pay in the shallower “F” series Frio sands, which remain behind pipe for future completion.
      We are preparing to commence the State Tract 266 #1, which is the first offset to the Bayou Bengal B #13 and State Tract 254 #1 discoveries. The State Tract 266 #1 is expected to begin drilling in the fourth quarter 2005 and is being drilled to develop the shallower apparent “F” series Frio pay sands encountered in both the Bayou Bengal B #13 and the State Tract 254 #1. We estimate that up to five wells will be required to fully develop the estimated 500 acre structure.
      As was the case in 2004, in 2005 we will continue to actively drill wells in our other existing Frio 3-D seismic projects including General Patton, Millennium and Jughole.
      Earlier in 2005 we closed on an additional Frio 3-D seismic project, encompassing approximately 33,885 option acres located along the lower Texas Gulf Coast. We began interpreting 3-D seismic data from this project during the second quarter of 2005, and believe that it is likely that we will begin drilling in this project area in 2006.

Anadarko Basin
      The Anadarko Basin is located in northwest Oklahoma and the Texas Panhandle. We believe this prolific natural gas producing province offers a combination of relatively lower risk exploration and development opportunities in shallower horizons, as well as higher reserve potential in the deeper sections that have been relatively under explored.
      We believe our drilling programs in the Anadarko Basin and West Texas generally provide us with longer life reserves and help to balance our drilling program in the prolific, but generally shorter reserve life, onshore Gulf Coast province.
      The stratigraphic and structural objectives in the Anadarko Basin can provide excellent targets for 3-D seismic imaging. In addition, drilling economics in the Anadarko Basin are enhanced by the multi-pay nature of many of these prospects, with secondary or tertiary targets serving as either incremental value or as alternatives if the primary target zone is not productive. Our recent activity has been focused primarily in the Hunton, Springer Channel and Springer Bar trends.
      Over the past three years approximately 33% of our total capital expenditures for drilling, land and seismic have been allocated to our Anadarko Basin region where we have completed 56 gross wells (17.4 net) in 60 attempts for a completion rate of 93%. Including the Mills Ranch #2-98, which was in progress at December 31, 2004, for the ten month period ended October 31, 2005, we have experienced a 100% completion rate in this province.
      During 2004, we completed 37 gross wells (10.8 net) in 38 attempts for a completion rate of 97%. Five of these wells were exploration wells and 33 were development wells. We operated 10 of the 38 wells that we drilled in the Anadarko Basin in 2004 and were the operator of the Mills Ranch #2-98.
      For 2005, we currently plan to spend $28.6 million in our Anadarko Basin province. Approximately $25.3 million of this spending will be allocated to drilling with the remaining $3.3 million allocated to capital spending for land and seismic activities. As of October 31, 2005, a substantial portion our planned 2005 capital expenditures for our Anadarko Basin province had been spent.
      Approximately $16.9 million of the total $25.3 million in drilling capital allocated to our Anadarko Basin province will be spent to drill five exploration wells with an average working interest of 37%. As of October 31, 2005, four of the five exploration wells that we currently plan to drill in 2005 in our Anadarko Basin province had been completed or were being completed. The remaining exploration well that we expect to spud in 2005 should commence drilling in the fourth quarter.
      The remaining $8.4 million of drilling capital allocated to our Anadarko Basin province will be spent to drill eight development wells with an average working interest of 33% and for other development activities. As of October 31, 2005, all but one of our planned development wells for 2005 had been completed or was being completed. The remaining development well for this province should spud in the fourth quarter 2005.
      Within the Anadarko Basin, approximately 45% of our 2004 capital expenditures were allocated to the Hunton trend, 11% to the Springer trends and 9% to the Granite Wash trend. For 2005, approximately $11.8 million of our planned 2005 drilling expenditures that will be spent in our Anadarko Basin province will be allocated to the Hunton trend, $5.8 million is allocated to the Springer trends and $6.5 million is allocated to the Granite Wash trend.

Hunton Trend
      We commenced the drilling of the 100% working interest Mills Ranch 2-98 in 2004, targeting both the lower risk Hunton and the deeper, higher risk but also higher potential Arbuckle formation. Unfortunately, during drilling operations, the drill pipe became stuck 300 feet above the Arbuckle, and given the apparently high quality pay we encountered in the Hunton we elected to stop and complete that zone instead of sidetracking the well. The Mills Ranch #2-98 came on at 7.5 MMcfe per day, and subsequently produced at 8.5 MMcfe per day. We have a quality inventory of prospects in the Hunton Trend, including our 100% McCormick #1 well scheduled to commence drilling in early 2006. We expect to have a very active drilling program in the Hunton during 2006.

Granite Wash
      In the Texas panhandle of the Anadarko Basin, in 2004 we drilled 18 Granite Wash wells. Six of these wells were drilled to evaluate the economics of a potentially extensive drilling program in an approximately 4,000 contiguous gross acres in the area. Adjacent acreage has and continues to experience extensive drilling by other operators. Most of this acreage has been developed on 40 acre spacing, although some acreage is being developed on 20 acre spacing. In June 2005, we completed the Hobart 59-1 at an initial rate of 4 MMcf of natural gas and 61 barrels of oil (4.4 Mcfe) per day. We retained a 99% working interest in the Hobart 59-1, which was drilled to a depth of 11,450 feet. This well was a northeast offset to the Hobart 60-2, which began producing in January 2005 at an initial rate of 3.5 MMcfe per day. In July we began producing another well, the Hobart 60-3, at a rate of 5.2 MMcfe per day. We retained a 98% working interest in the Hobart 60-3, which was drilled to a total depth of 12,800 feet. Based on the success of our recent wells, we plan to commence two additional Granite Wash wells in the area, which should begin drilling either late in 2005 or early in 2006.

West Texas
      West Texas is predominantly an oil producing province with generally longer life reserves than that of the onshore Gulf Coast. Our drilling activity in our West Texas province has been focused primarily in various carbonate reservoirs, including the Canyon Reef and Fusselman formations of the Horseshoe Atoll trend, the Canyon Reef of the Eastern Shelf, and the Mississippian Reef of the Hardeman Basin, at depths ranging from 7,000 to 13,000 feet.
      Over the past three years approximately 3% of our total capital expenditures for drilling, land and seismic have been allocated to our West Texas province where we have completed 12 gross wells (3.6 net) in 14 attempts for a completion rate of 86%.
      During 2004 we completed one gross well (0.9 net) in two attempts for a completion rate of 50%. Both of these wells were exploration wells and were operated by us. For the ten month period ended October 31, 2005, we have experienced a 100% completion rate in our West Texas province.
      In total, we spent $1.8 million on drilling, land and seismic during 2004 in our West Texas province. For 2005, we currently plan to spend approximately $4 million on drilling, land and seismic, a substantial portion of which has already been spent. Approximately $700,000 of this will be allocated to land and seismic expenditures, $3.3 million will be allocated to drill one exploration well with a 100% working interest, one development well with a 100% working interest and the remainder will be allocated to other development activities. As of October 31, 2005, we had drilled and completed the exploration well and plan to spud the development well later in 2005.
      Given our large inventory of 3-D seismic data in West Texas, our strong historical results in the province and currently strong oil prices, we have begun to focus more of our resources on exploiting our West Texas asset base. We expect this more intense focus to positively impact our drilling program by 2006.

Bakken Trend
      On November 1, 2005, we closed a $4.6 million acquisition of approximately 46,000 net acres in the Bakken play located in 126 sections in northwestern North Dakota. We acquired a 100% working interest in the Bakken formation within the applicable oil and gas leases. With success, between 63 and 126 wells could be drilled to fully develop the acreage. Given our working interest in the sections, we expect to operate the majority of the drilling and completion operations on our acreage. The Bakken play objective in this area is an unconventional oil play at a depth of approximately 11,000 feet. We plan to drill the wells in this area horizontally with lateral extensions ranging from 4,000 to 9,000 feet at an estimated completed well cost of $3.5 to $4 million. This is a potential extension of ongoing Bakken activity in Richland County, Montana, located approximately 20 to 40 miles to the west. Within a 324 square mile area of Richland County, Montana, approximately 227 Bakken wells have generated average initial production rates of approximately 345 barrels of oil per day, average cumulative production to date of approximately 112,000 barrels of oil per well, and estimated ultimate recoveries of approximately 376,000 barrels of oil per well based on data compiled from external sources. The first of our Bakken wells is expected to spud early in 2006. With drilling success, the Bakken play could become a new focus trend for us.

Other Areas
      As we have done historically, we continue to evaluate other new plays that could potentially add to our inventory of drilling locations. Two such plays that we are active in and that we consider to be relatively low risk, unconventional plays are the Granite Wash in the Texas Panhandle (see Granite Wash discussion above) and the Barnett Shale in North Texas. We currently estimate that we have assembled 239 potential drilling locations in the unconventional Bakken, Granite Wash and Barnett Shale plays.

MANAGEMENT

Name	Age	Position

Ben M. Brigham	46	Chief Executive Officer, President and Chairman
Eugene B. Shepherd, Jr	47	Executive Vice President and Chief Financial Officer
David T. Brigham	45	Executive Vice President — Land and Administration and Director
A. Lance Langford	43	Executive Vice President — Operations
Jeffery E. Larson	46	Executive Vice President — Exploration
Harold D. Carter	66	Director
Stephen C. Hurley	55	Director
Stephen P. Reynolds	53	Director
Hobart A. Smith	68	Director
Steven A. Webster	54	Director
R. Graham Whaling	51	Director
      Ben M. “Bud” Brigham has served as our Chief Executive Officer, President and Chairman of the Board since we were founded in 1990. From 1984 to 1990, Mr. Brigham served as an exploration geophysicist with Rosewood Resources, an independent oil and gas exploration and production company. Mr. Brigham began his career in Houston as a seismic data processing geophysicist for Western Geophysical, Inc. a provider of 3-D seismic services, after earning his B.S. in Geophysics from the University of Texas at Austin. Mr. Brigham is the brother of David T. Brigham, Executive Vice President — Land and Administration.
      Eugene B. Shepherd, Jr. has served as Executive Vice President and Chief Financial Officer since October 2003, and previously served as Chief Financial Officer from June 2002 to October 2003. Mr. Shepherd has approximately 23 years of financial and operational experience in the energy industry. Prior to joining us, Mr. Shepherd served as Integrated Energy Managing Director for the investment banking division of ABN AMRO Bank, where he executed merger and acquisition advisory, capital markets and syndicated loan transactions for energy companies. Prior to joining ABN AMRO, Mr. Shepherd spent fourteen years as an investment banker for Prudential Securities Incorporated, Stephens Inc. and Merrill Lynch Capital Markets. Mr. Shepherd worked as a petroleum engineer for over four years for both Amoco Production Company and the Railroad Commission of Texas. He holds a B.S. in Petroleum Engineering and an MBA, both from the University of Texas at Austin.
      David T. Brigham joined us in 1992 and has served as a Director since May 2003 and as Executive Vice President — Land and Administration since June 2002. Mr. Brigham served as Senior Vice President — Land and Administration from March 2001 to June 2002, Vice President — Land and Administration from February 1998 to March 2001, as Vice President — Land and Legal from 1994 until February 1998 and as Corporate Secretary from February 1998 to September 2002. From 1987 to 1992, Mr. Brigham was an oil and gas attorney with Worsham, Forsythe, Sampels & Wooldridge. Before attending law school, Mr. Brigham was a landman for Wagner & Brown Oil and Gas Producers, an independent oil and gas exploration and production company. Mr. Brigham holds a B.B.A. in Petroleum Land Management from the University of Texas and a J.D. from Texas Tech School of Law. Mr. Brigham is the brother of Ben M. Brigham, Chief Executive Officer, President and Chairman of the Board.
      A. Lance Langford joined us in 1995 as Manager of Operations and served as Vice President — Operations from January 1997 to March 2001, served as Senior Vice President — Operations from March 2001 to September 2003 and has served as Executive Vice President — Operations since September 2003. From 1987 to 1995, Mr. Langford served in various engineering capacities with Meridian Oil Inc., handling a variety of reservoir, production and drilling responsibilities. Mr. Langford holds a B.S. in Petroleum Engineering from Texas Tech University.
      Jeffery E. Larson joined us in 1997 and was Vice President — Exploration from August 1999 to March 2001, Senior Vice President — Exploration from March 2001 to September 2003 and has served as Executive Vice President — Exploration since September 2003. Prior to joining us, Mr. Larson was an explorationist in the Offshore Department of Burlington Resources, a large independent exploration company, where he was responsible for generating exploration and development drilling opportunities. Mr. Larson worked at Burlington from 1990 to 1997 in various roles of responsibility. Prior to Burlington, Mr. Larson spent five years at Exxon as a Production Geologist and Research Scientist. He holds a B.S. in Earth Science from St. Cloud State University in Minnesota and a M.S. in Geology from the University of Montana.
      Harold D. Carter has served as a Director on our Board and as a consultant to us since 1992. Mr. Carter has more than 40 years experience in the oil and gas industry and has been an independent consultant since 1990. Prior to consulting, Mr. Carter served as Executive Vice President of Pacific Enterprises Oil Company (USA). Before that, Mr. Carter was associated for 20 years with Sabine Corporation, ultimately serving as President and Chief Operating Officer from 1986 to 1989. Mr. Carter consults for Associated Energy Managers, Inc. with respect to its Energy Income Fund, L.P. and is a director of Energy Partners Ltd., and a director of Abraxas Petroleum Corporation, both publicly traded oil and gas companies, and Longview Production Company, a private company. Mr. Carter has a B.B.A. in Petroleum Land Management from the University of Texas and has completed the Program for Management Development at the Harvard University Business School.
      Stephen C. Hurley has served as a Director on our Board since December 2002. Mr. Hurley is President of Hunt Oil Company and served as Executive Vice President from August 2001 to April 2004. Prior to joining Hunt Oil, Mr. Hurley served as Executive Vice President, Chief Operating Officer and a member of the board of directors for Chieftain International, Inc. from September 1995 to August 2001. Mr. Hurley holds a Masters of Science degree in Geology from the University of Arkansas and an advanced degree in business studies from Harvard University.
      Stephen P. Reynolds has served as a Director on our Board since 1996. Mr. Reynolds is currently a private investor. Mr. Reynolds served as a special advisor to General Atlantic Partners, LLC and was associated with General Atlantic or its predecessor entities from April 1980 to 2000. Mr. Reynolds holds a B.A. in Economics from Amherst College and a Masters Degree in Accounting from New York University.
      Hobart A. Smith has served as a Director on our Board since December 2002. Mr. Smith has been associated with Smith International, Inc. and its affiliates and predecessors, a products and services supplier to the oil and gas and petrochemical industries, in various capacities since 1965, including Vice President of Customer Relations, Assistant to the President and Vice President of Marketing. Since 1992, Mr. Smith has served as a consultant to Smith International, primarily in Customer Relations and Industry Affairs. Mr. Smith is also a director of Harken Energy Corp., a publicly traded oil and gas company. Mr. Smith has a degree in Business Administration from Claremont-McKenna College.
      Steven A. Webster has served as a Director on our Board since November 2000. Mr. Webster has served as Co-Managing Partner of Avista Capital Holdings, L.P., a private equity firm focused on investments in the energy, media and healthcare sectors since July 1, 2005. Prior to his position with Avista, Mr. Webster served as Chairman of Global Energy Partners, a specialty group within Credit Suisse First Boston’s Alternative Capital Division that made investments in energy companies, from 1999 until June 30, 2005. Mr. Webster has been engaged by Credit Suisse First Boston’s Alternative Capital Division as a consultant. As a consultant to Credit Suisse First Boston, Mr. Webster continues to serve on the boards of, and monitor the operations of, various existing portfolio companies of Credit Suisse First Boston’s Alternative Capital Division, including us. From 1998 to 1999, Mr. Webster served as Chief Executive Officer and President of R&B Falcon Corporation, and from 1988 to 1998, Mr. Webster served as Chairman and Chief Executive Officer of Falcon Drilling Corporation, both offshore drilling contractors. Mr. Webster serves as a director of Grey Wolf, Inc., Hercules Offshore, Inc., SEACOR Holdings, Inc., Goodrich Petroleum Corporation, Camden Property Trust, Geokinetics, Inc., and various privately-held companies. In addition, Mr. Webster serves as Chairman of Basic Energy Services, Inc., Carrizo Oil & Gas, Inc., Crown Resources Corporation, and Pinnacle Gas Resources, Inc. Mr. Webster was the founder and original shareholder of Falcon Drilling Company, a predecessor to Transocean, Inc., and was a co-founder and original shareholder of Carrizo Oil & Gas, Inc. Mr. Webster holds a B.S.I.M. from Purdue University and an M.B.A. from Harvard Business School.
      R. Graham Whaling has served as a Director on our Board since June 2001. Mr. Whaling is currently Chairman, CEO and a director of Laredo Energy, L.P. and has spent his entire career in the energy industry, as a petroleum engineer, an energy investment banker, a chief financial officer and a chief executive officer of energy companies. From May 1999 to May 2001, Mr. Whaling was a Managing Director with a specialty group within CSFB Private Equity that made investments in energy companies. From May 1998 until May 1999, Mr. Whaling was a Managing Director with Petrie Parkman & Co. Prior to that, Mr. Whaling was the Chief Financial Officer for Santa Fe Energy where he managed the initial public offering and the spin-off of Santa Fe’s western division, a company called Monterey Resources. He was its Chairman and Chief Executive Officer until it was acquired by Texaco in 1997. Prior to 1997, Mr. Whaling spent seven years as an investment banker focusing on the energy industry with Lazard Freres & Co. and CS First Boston. Mr. Whaling worked as a petroleum engineer for nine years in the beginning of his career primarily with Ryder Scott Company, an oil and gas-consulting firm. Mr. Whaling received a B.S. degree in petroleum engineering from the University of Texas in 1977 and an M.B.A., with Distinction, from the Wharton School in 1987.

UNDERWRITING
      We will enter into an underwriting agreement with the underwriters named below. Raymond James & Associates, Inc. and RBC Capital Markets Corporation are acting as representatives of the underwriters.
      The underwriting agreement will provide for the purchase of a specific number of shares of common stock by each of the underwriters. The underwriters’ obligations will be several, which means that each underwriter will be required to purchase a specified number of shares, but will not be responsible for the commitment of any other underwriter to purchase shares. Subject to the terms and conditions of the underwriting agreement, each underwriter will severally agree to purchase the number of shares of common stock set forth opposite its name below:

Underwriter	Number of Shares

Raymond James & Associates, Inc.
RBC Capital Markets Corporation
Friedman, Billings, Ramsey & Co., Inc.
Johnson Rice & Company L.L.C.
Dahlman Rose & Company

Total	8,500,000

      The underwriters will agree to purchase all of the shares offered by this prospectus supplement (other than those covered by the over-allotment option described below) if any are purchased. Under the underwriting agreement, if an underwriter defaults in its commitment to purchase shares, the commitments of non- defaulting underwriters may be increased or the underwriting agreement may be terminated, depending on the circumstances.
      The shares should be ready for delivery on or about November      , 2005, against payment in immediately available funds. The underwriters will offer the shares subject to various conditions and may reject all or part of any order. The representatives have advised us that the underwriters propose to offer the shares directly to the public at the public offering price that appears on the cover page of this prospectus supplement. In addition, the representatives may offer some of the shares to other securities dealers at such price less a concession of $          per share. The underwriters may also allow, and such dealers may reallow, a concession not in excess of $0.10 per share to other dealers. After the shares are released for sale to the public, the representatives may change the offering price and other selling terms at various times.
      We will grant the underwriters an over-allotment option, exercisable for up to 30 days after the date of this prospectus supplement, which will permit the underwriters to purchase a maximum of 1,275,000 additional shares to cover over-allotments. If the underwriters exercise all or part of this option, they will purchase shares covered by the option at the public offering price that appears on the cover page of this prospectus supplement, less the underwriting discount. If this option is exercised in full, the total price to the public will be $          . The total proceeds to us will be $          . The underwriters will severally agree that, to the extent the over-allotment option is exercised, they will each purchase a number of additional shares proportionate to the underwriter’s initial amount reflected in the foregoing table.
      The following table provides information regarding the amount of the discount to be paid to the underwriters by us:

		Total Without	Total With Full
		Exercise of	Exercise of
	Per Share	Over-Allotment Option	Over-Allotment Option

Brigham Exploration Company	$	$	$
      We estimate that the total expenses of the offering, excluding the underwriting discount, will be approximately $          .

      We will agree to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933.
      We, our officers and directors, and entities affiliated with Credit Suisse First Boston, will agree to a 60-day “lock up” with respect to all of the shares of common stock that they beneficially own, including securities that are convertible into shares of common stock and securities that are exchangeable or exercisable for shares of common stock. This means that, subject to certain exceptions, for a period of 60 days following the date of this prospectus supplement, we and such persons may not offer, sell, pledge or otherwise dispose of these securities without the prior written consent of Raymond James & Associates, Inc. and RBC Capital Markets Corporation.
      Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the shares of common stock offered by this prospectus supplement in any jurisdiction where action for that purpose is required. The shares of common stock offered by this prospectus supplement may not be offered or sold, directly or indirectly, nor may this prospectus supplement or any other offering material or advertisements in connection with the offer and sale of any such shares of common stock be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus supplement comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus supplement. This prospectus supplement does not constitute an offer to sell or a solicitation of an offer to buy any shares of common stock offered by this prospectus supplement in any jurisdiction in which such an offer or a solicitation is unlawful.
      Our common stock is traded on The NASDAQ National Market under the symbol “BEXP.”
      Rules of the Securities and Exchange Commission may limit the ability of the underwriters to bid for or purchase shares before the distribution of the shares is completed. However, the underwriters may engage in the following activities in accordance with the rules:

•	Stabilizing transactions — The representatives may make bids or purchases for the purpose of pegging, fixing or maintaining the price of the shares, so long as stabilizing bids do not exceed a specified maximum.

•	Over-allotments and syndicate covering transactions — The underwriters may sell more shares of common stock in connection with this offering than the number of shares that they have committed to purchase. This over-allotment creates a short position for the underwriters. This short sales position may involve either “covered” short sales or “naked” short sales. Covered short sales are short sales made in an amount not greater than the underwriters’ over-allotment option to purchase additional shares in this offering described above. The underwriters may close out any covered short position either by exercising their over-allotment option or by purchasing shares in the open market. To determine how they will close the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market, as compared to the price at which they may purchase shares through the over-allotment option. Naked short sales are short sales in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that, in the open market after pricing, there may be downward pressure on the price of the shares that could adversely affect investors who purchase shares in this offering.

•	Penalty bids — If the representatives purchase shares in the open market in a stabilizing transaction or syndicate covering transaction, they may reclaim a selling concession from the underwriters and selling group members who sold those shares as part of this offering.

•	Passive market making — Market makers in the shares who are underwriters or prospective underwriters may make bids for or purchases of shares, subject to limitations, until the time, if ever, at which a stabilizing bid is made.

      Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales or to stabilize the market price of our common stock may have the effect of raising or maintaining the market price of our common stock or preventing or mitigating a decline in the market price of our common stock. As a result, the price of the shares of our common stock may be higher than the price that might otherwise exist in the open market. The imposition of a penalty bid might also have an effect on the price of the shares if it discourages resale of the shares.
      Neither we nor the underwriters make any representation or prediction as to the effect that the transactions described above may have on the price of the shares. These transactions may occur on The NASDAQ National Market or otherwise. If such transactions are commenced, they may be discontinued without notice at any time.
      Raymond James & Associates, Inc. and RBC Capital Markets Corporation have in the past provided, and may in the future from time to time provide, investment banking and general financing and banking services to us and our affiliates for which they have in the past received, and may in the future receive, customary fees and reimbursement for expenses.

EXPERTS
      The consolidated financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated in this Prospectus Supplement by reference to the Annual Report on Form 10-K for the year ended December 31, 2004 have been so incorporated in reliance on the report (which contains an explanatory paragraph relating to our restatement of its consolidated financial statements as described in Note 2 to the consolidated financial statements and which contains an adverse opinion on the effectiveness of internal control over financial reporting) of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

$200,000,000

Debt Securities

Common Stock
Preferred Stock
Depositary Shares
Warrants

Brigham Exploration Company

             We may offer, from time to time, in one or more series:

•	unsecured senior debt securities;

•	unsecured subordinated debt securities;

•	shares of common stock;

•	shares of preferred stock;

•	shares of preferred stock that may be represented by depositary shares; and

•	warrants to purchase debt securities, common stock, preferred stock or other securities.

      The securities:

•	will have a maximum aggregate offering price of $200,000,000;

•	will be offered at prices and on terms to be set forth in an accompanying prospectus supplement;

•	may be offered separately or together, or in separate series;

•	may be convertible into or exchangeable for other securities;

•	may be guaranteed by certain of our subsidiaries; and

•	may be listed on a national securities association, if specified in an accompanying prospectus supplement.

      Our common stock is listed on the Nasdaq National Market under the symbol “BEXP.”

      We will provide the specific terms of the securities in supplements to this prospectus. This prospectus may be used to offer and sell securities only if it is accompanied by a prospectus supplement.

      You should read this prospectus and any prospectus supplement carefully before you invest, including the Risk Factors which begin on page 2 of this prospectus.

       Neither the Securities and Exchange Commission nor any state securities commission has approved of the securities to be issued under this prospectus or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

This prospectus is dated June 30, 2004

ABOUT THIS PROSPECTUS

      This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission utilizing a “shelf” registration process. Under this shelf process, we may sell different types of the securities described in this prospectus in one or more offerings up to a total offering amount of $200,000,000. This prospectus provides you with a general description of the securities we may offer. Each time we sell securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering and the securities offered by us in that offering. The prospectus supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement together with additional information described under the heading “Where You Can Find More Information.”

WHERE YOU CAN FIND MORE INFORMATION

      We have filed a registration statement on Form S-3 with the Securities and Exchange Commission in connection with this offering. We file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy the registration statement and any other documents we have filed at the Securities and Exchange Commission’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the Public Reference Room. Our Securities and Exchange Commission filings are also available to the public at the Securities and Exchange Commission’s Internet site at http://www.sec.gov.

      This prospectus is part of the registration statement and does not contain all of the information included in the registration statement. Whenever a reference is made in this prospectus to any of our contracts or other documents, the reference may not be complete and, for a copy of the contract or document, you should refer to the exhibits that are part of the registration statement.

      The Securities and Exchange Commission allows us to “incorporate by reference” into this prospectus the information we file with it, which means that we can disclose important information to you by referring you to those documents. Information incorporated by reference is part of this prospectus, except for any information that is superseded by information included directly in this prospectus. Later information filed with the Securities and Exchange Commission will update and supersede this information. We incorporate by reference the documents listed below and any future filings we make with the Securities and Exchange Commission under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 19334 until our offering is completed.

•	Current Report on Form 8-K filed February 23, 2004;

•	Current Report on Form 8-K filed March 5, 2004;

•	Annual Report on Form 10-K for the year ended December 31, 2003 filed March 30, 2004, and including the information incorporated therein by reference to Schedule 14A filed April 29, 2004;

•	Current Report on Form 8-K filed May 11, 2004;

•	Quarterly Report on Form 10-Q for the quarter ended March 31, 2004 filed May 14, 2004; and

•	The description of our common stock contained in our registration statement on Form 8-A filed under Section 12 of the Securities Exchange Act of 1934 on April 25, 1997.

      You may request a copy of these filings, at no cost, by contacting us at:

Brigham Exploration Company
6300 Bridge Point Parkway
Building Two, Suite 500
Austin, Texas 78730
Attention: Investor Relations
(512) 427-3300

FORWARD-LOOKING STATEMENTS

      This prospectus and the documents incorporated by reference in this prospectus contain forward-looking statements within the meaning of the federal securities laws.

      These forward-looking statements include, among others, the following:

•	our growth strategies;

•	our ability to successfully and economically explore for and develop oil and gas resources;

•	anticipated trends in our business;

•	our future results of operations;

•	our liquidity and ability to finance our exploration and development activities;

•	market conditions in the oil and gas industry;

•	our ability to make and integrate acquisitions; and

•	the impact of governmental regulation.

These statements may be found under “Risk Factors” and “Use of Proceeds.” Forward-looking statements are typically identified by use of terms such as “may,” “will,” “expect,” “anticipate,” “estimate” and similar words, although some forward-looking statements may be expressed differently. You should be aware that our actual results could differ materially from those contained in the forward-looking statements. You should consider carefully the statements under “Risk Factors” and other sections of this prospectus, which describe factors that could cause our actual results to differ from those set forth in the forward-looking statements.

ABOUT US

      We are an independent exploration, development and production company that utilizes 3-D seismic imaging and other advanced technologies to systematically explore for, develop and produce domestic onshore oil and natural gas reserves. We focus our activities in provinces where we believe 3-D seismic technology can be used effectively to maximize our return on invested capital by reducing drilling risk. Our exploration and development activities are concentrated in three provinces: the onshore Texas Gulf Coast, the Anadarko Basin and West Texas.

      Our executive offices are located at 6300 Bridge Point Parkway, Building Two, Suite 500, Austin, Texas 78730 and our telephone number is (512) 427-3300. Information contained on our website, www.bexp3d.com, is not part of this prospectus.

RISK FACTORS

      You should carefully consider the following risk factors, in addition to the other information set forth in this prospectus, before purchasing shares of our common stock. Each of these risk factors could adversely affect our business, operating results and financial condition, as well as adversely affect the value of an investment in our common stock. This investment includes a high degree of risk.

Our level of indebtedness may adversely affect our cash available for operations, thus limiting our growth, our ability to make interest and principal payments on our indebtedness as they become due and our flexibility to respond to market changes.

      Our level of indebtedness will have several important effects on our operations, including those listed below.

•	We will dedicate a portion of our cash flow from operations to the payment of interest on our indebtedness and to the payment of our other current obligations, and will not have these cash flows available for other purposes.

•	The covenants in our credit facilities limit our ability to borrow additional funds or dispose of assets and may affect our flexibility in planning for, and reacting to, changes in business conditions.

•	Our ability to obtain additional financing in the future for working capital, capital expenditures, acquisitions, general corporate purposes or other purposes may be impaired.

•	We may be more vulnerable to economic downturns and our ability to withstand sustained declines in oil and natural gas prices may be impaired.

•	Since our indebtedness is subject to variable interest rates, we are vulnerable to increases in interest rates.

•	Our flexibility in planning for or reacting to changes in market conditions may be limited.

      We may incur additional debt in order to fund our exploration and development activities. A higher level of indebtedness increases the risk that we may default on our debt obligations. Our ability to meet our debt obligations and reduce our level of indebtedness depends on future performance. General economic conditions, oil and gas prices and financial, business and other factors affect our operations and our future performance. Many of these factors are beyond our control. We may not be able to generate sufficient cash flow to pay the interest on our debt, and future working capital, borrowings and equity financing may not be available to pay or refinance such debt.

      In addition, under the terms of our senior credit facility, our borrowing base is subject to semi-annual redeterminations based in part on prevailing oil and natural gas prices. In the event the amount outstanding exceeds the redetermined borrowing base, we could be forced to repay a portion of our borrowings. We may not have sufficient funds to make such payments. If we do not have sufficient funds and are otherwise unable to negotiate renewals of our borrowings or arrange new financing, we may have to sell significant assets.

We have substantial capital requirements for which we may not be able to obtain adequate financing.

      We make and will continue to make substantial capital expenditures in our exploration and development projects. Without additional capital resources, our drilling and other activities may be limited and our business, financial condition and results of operations may suffer. We may not be able to secure additional financing on reasonable terms or at all, and financing may not continue to be available to us under our existing or new financing arrangements.

Oil and natural gas prices fluctuate widely and low prices could have a material adverse impact on our business and financial results by limiting our liquidity and flexibility to carry out our drilling program.

      Our revenues, operating results and future rate of growth depend highly upon the prices we receive for our oil and natural gas production. Historically, the markets for oil and natural gas have been volatile and are likely to continue to be volatile in the future. Market prices of oil and natural gas depend on many factors beyond our control, including:

•	worldwide and domestic supplies of oil and natural gas;

•	the ability of the members of the Organization of Petroleum Exporting Countries to agree to and maintain oil price and production controls;

•	political instability or armed conflict in oil-producing regions;

•	the price and level of foreign imports;

•	the level of consumer demand;

•	the price and availability of alternative fuels;

•	the availability of pipeline capacity;

•	weather conditions;

•	domestic and foreign governmental regulations and taxes; and

•	the overall economic environment.

      We cannot predict future oil and natural gas price movements and prices often vary significantly. Significant declines in oil and natural gas prices for an extended period may have the following effects on our business:

•	limit our financial condition, liquidity, ability to finance planned capital expenditures and results of operations;

•	reduce the amount of oil and natural gas that we can produce economically;

•	cause us to delay or postpone some of our capital projects;

•	reduce our revenues, operating income and cash flow; and

•	reduce the carrying value of our oil and natural gas properties.

Our hedging transactions could reduce revenues in a rising commodity price environment or expose us to other risks.

      In an attempt to reduce our sensitivity to energy price volatility, we may use hedging arrangements that generally result in a fixed price or a range of minimum and maximum price limits over a specified time period. Hedging contracts limit the benefits we would otherwise realize if actual prices rise above the contract price.

      Our hedging arrangements expose us to the risk of financial loss in certain circumstances. For example, if we do not produce our oil and natural gas reserves at rates equivalent to our hedged position, we would be required to satisfy our obligations under hedging contracts on potentially unfavorable terms without the ability to hedge that risk through sales of comparable quantities of our own production. This situation occurred during portions of 2000, due in part to our sale of certain producing reserves in mid-1999 and reduced our cash flow in 2000 by approximately $1.0 million. Additionally, because the terms of our hedging contracts are based on assumptions and estimates of numerous factors such as cost of production and pipeline and other transportation and marketing costs to delivery points, substantial differences between the hedged prices and our actual results could harm our anticipated profit margins and our ability to manage the risk associated with fluctuations in oil and natural gas prices. We also could be financially harmed if the counter parties to our hedging contracts prove unable or unwilling to perform their obligations under such contracts. Additionally, in the past, some of our hedging contracts required us to deliver cash collateral or other assurances of performance to the counter parties in the event that our payment obligations exceeded certain levels. Future collateral requirements are uncertain but will depend on arrangements with our counter parties and highly volatile natural gas and oil prices.

Exploratory drilling is a speculative activity that may not result in commercially productive reserves and may require expenditures in excess of budgeted amounts.

      Our future rate of growth depends highly upon the success of our exploratory drilling program. Exploratory drilling involves a higher risk that we will not encounter commercially productive natural gas or oil reservoirs than developmental drilling. We cannot predict the cost of drilling, and we may be forced to limit, delay or cancel drilling operations as a result of a variety of factors, including:

•	unexpected drilling conditions;

•	pressure or irregularities in formations;

•	equipment failures or accidents;

•	adverse weather conditions;

•	compliance with governmental requirements; and

•	shortages or delays in the availability of drilling rigs and the delivery of equipment.

      We may not be successful in our future drilling activities because even with the use of 3-D seismic and other advanced technologies, exploratory drilling is a speculative activity. We could incur losses because our use of 3-D seismic data and other advanced technologies requires greater pre-drilling expenditures than traditional drilling strategies. Even when fully utilized and properly interpreted, our 3-D seismic data and other advanced technologies only assist us in identifying subsurface structures and do not indicate whether hydrocarbons are in fact present in those structures. In addition, such seismic interpretations are not substantiated without drilling which may even invalidate previously accepted interpretations, require more processing and/or interpretation expense or condemn an area. Because we interpret the areas desirable for drilling from 3-D seismic data gathered over large areas, we may not acquire option and lease rights until after the seismic data is available and, in some cases, until the drilling locations are also identified. We may never lease, drill or produce oil or natural gas from these or any other potential drilling locations. We may not be successful in our drilling activities, our overall drilling success rate for activity within a particular province may not be maintained, and our completed wells may not ultimately produce our estimated economically recoverable reserves. Unsuccessful drilling activities could result in a significant decline in our production and revenues and materially harm our operations and financial condition by reducing our available cash and resources.

We are subject to various operating and other casualty risks that could result in liability exposure or the loss of production and revenues.

      Our operations are subject to hazards and risks inherent in drilling for and producing and transporting oil and natural gas, such as:

•	fires;

•	natural disasters;

•	formations with abnormal pressures;

•	blowouts, cratering and explosions; and

•	pipeline ruptures and spills.

Any of these hazards and risks can result in the loss of hydrocarbons, environmental pollution, personal injury claims and other damage to our properties and the property of others.

We may not have enough insurance to cover all of the risks we face, which could result in significant financial exposure.

      We maintain insurance coverage against some, but not all, potential losses in order to protect against the risks we face. We may elect not to carry insurance if our management believes that the cost of insurance is excessive relative to the risks presented. If an event occurs that is not covered, or not fully covered, by insurance, it could harm our financial condition and results of operations. In addition, we cannot fully insure against pollution and environmental risks.

We cannot control the activities on properties we do not operate and are unable to ensure their proper operation and profitability.

      We do not operate all of the properties in which we have an interest. As a result, we have limited ability to exercise influence over operations for these properties. The failure of an operator of our wells to adequately perform operations, or an operator’s breach of the applicable agreements, could reduce our production and revenues. The success and timing of our drilling and development activities on properties operated by others therefore depends upon a number of factors outside of our control, including the operator’s:

•	timing and amount of capital expenditures;

•	expertise and financial resources;

•	inclusion of other participants in drilling wells; and

•	use of technology.

The marketability of our natural gas production depends on facilities that we typically do not own or control which could result in a curtailment of production and revenues.

      The marketability of our production depends in part upon the availability, proximity and capacity of natural gas gathering systems, pipelines and processing facilities. We generally deliver natural gas through gas gathering systems and gas pipelines that we do not own under interruptible or short term transportation agreements. Under the interruptible transportation agreements, the transportation of our gas may be interrupted due to capacity constraints on the applicable system, for maintenance or repair of the system, or for other reasons as dictated by the particular agreements. Our ability to produce and market natural gas on a commercial basis could be harmed by any significant change in the cost or availability of such markets, systems or pipelines.

Lower oil and natural gas prices may cause us to record ceiling limitation write-downs which would reduce our stockholders’ equity.

      We use the full cost method of accounting for costs related to our oil and gas properties. Accordingly, we capitalize the cost to acquire, explore for and develop oil and gas properties. Under full cost accounting rules, the net capitalized cost of oil and gas properties may not exceed a “ceiling limit” that is based upon the present value of estimated future net revenues from proved reserves, discounted at 10%, plus the lower of the cost or fair market value of unproved properties. If net capitalized costs of oil and gas properties exceed the ceiling limit, we must charge the amount of the excess to earnings. This is called a “ceiling limitation write-down.” This charge does not impact cash flow from operating activities, but does reduce our stockholders’ equity. The risk that we will be required to write down the carrying value of our oil and gas properties increases when oil and gas prices are low or volatile. In addition, write-downs may occur if we experience substantial downward adjustments to our estimated proved reserves. Once incurred, a write-down of oil and gas properties is not reversible at a later date.

We have had operating losses in the past and may not be profitable in the future.

      We may not be profitable in the future. We have recognized the following annual net losses since 1997: $1.1 million (including a net $1.2 million non-cash deferred income tax charge incurred in connection with our conversion from a partnership to a corporation) in 1997, $33.3 million (including a $25.9 million non-cash write-down in the carrying value of our oil and natural gas properties) in 1998, $21.6 million (including a $12.2 million non-cash loss on the sale of oil and natural gas properties) in 1999, and $15.7 million in 2000.

Our future operating results may fluctuate and significant declines in them would limit our ability to invest in projects.

      Our future operating results may fluctuate significantly depending upon a number of factors, including:

•	industry conditions;

•	prices of oil and natural gas;

•	rates of drilling success;

•	capital availability;

•	rates of production from completed wells; and

•	the timing and amount of capital expenditures.

      This variability could cause our business, financial condition and results of operations to suffer. In addition, any failure or delay in the realization of expected cash flows from operating activities could limit our ability to invest and participate in economically attractive projects.

The failure to replace reserves in the future would adversely affect our production and cash flows.

      In general, production from oil and natural gas properties declines as reserves are depleted, with the rate of decline depending on reservoir characteristics. Except to the extent we conduct successful exploration and development activities or acquire properties containing proved reserves, or both, our proved reserves and production will decline as reserves are produced.

      The business of exploring for or developing reserves is capital intensive. Reductions in our cash flow from operations and limitations on or unavailability of external sources of capital may impair our ability to make the necessary capital investment to maintain or expand our asset base of oil and natural gas reserves. In addition, our future exploration and development activities may not result in additional proved reserves, and we may not be able to drill productive wells at acceptable costs.

We are subject to uncertainties in reserve estimates and future net cash flows.

      There is substantial uncertainty in estimating quantities of proved reserves and projecting future production rates and the timing of development expenditures. No one can measure underground accumulations of oil and natural gas in an exact way. Accordingly, oil and natural gas reserve engineering requires subjective estimations of those accumulations. Estimates of other engineers might differ widely from those of our independent petroleum engineers. Accuracy of reserve estimates depends on the quality of available data and on engineering and geological interpretation and judgment. Our independent petroleum engineers may make material changes to reserve estimates based on the results of actual drilling, testing, and production. As a result, our reserve estimates often differ from the quantities of oil and natural gas we ultimately recover. Also, we make certain assumptions regarding future oil and natural gas prices, production levels, and operating and development costs that may prove incorrect. Any significant variance from these assumptions could greatly affect our estimates of reserves, the economically recoverable quantities of oil and natural gas attributable to any particular group of properties, the classifications of reserves based on risk of recovery, and estimates of the future net cash flows. Because most of our reserve estimates are without the benefit of a lengthy production history and are calculated using volumetric analysis, those estimates are less reliable than estimates based on a lengthy production history. Volumetric analysis involves estimating the volume of a reservoir based on the net feet of pay of the structure and an estimation of the area covered by the structure based on seismic analysis.

      The present value of future net cash flows from our proved reserves is not necessarily the same as the current market value of our estimated natural gas and oil reserves. In accordance with the requirements of the Securities and Exchange Commission, we base the estimated discounted future net cash flows from our proved reserves on prices and costs on the day of estimate. However, actual future net cash flows from our oil and natural gas properties also will be affected by factors such as:

•	actual prices we receive for oil and natural gas;

•	the amount and timing of actual production;

•	supply and demand for oil and natural gas;

•	limits or increases in consumption by gas purchasers; and

•	changes in governmental regulations or taxation.

      The timing of both our production and our incurrence of expenses in connection with the development and production of oil and natural gas properties will affect the timing of actual future net cash flows from proved reserves, and thus their actual present value. In addition, the 10% discount factor we use when calculating discounted future net cash flows in compliance with the Securities and Exchange Commission reporting requirements may not be the most appropriate discount factor based on interest rates in effect from time to time and risks associated with us or the oil and gas industry in general.

We face significant competition, and many of our competitors have resources in excess of our available resources.

      We operate in the highly competitive areas of oil and natural gas exploration, exploitation, acquisition and production. We face intense competition from a large number of independent, technology-driven companies as well as both major and other independent oil and natural gas companies in a number of areas such as:

•	seeking to acquire desirable producing properties or new leases for future exploration;

•	marketing our oil and natural gas production; and

•	seeking to acquire the equipment and expertise necessary to operate and develop those properties.

Many of our competitors have financial and other resources substantially in excess of those available to us. This highly competitive environment could harm our business.

We are subject to various governmental regulations and environmental risks which may cause us to incur substantial costs.

      Our business is subject to laws and regulations promulgated by federal, state and local authorities, including the Federal Energy Regulatory Commission, the Environmental Protection Agency, the Texas Railroad Commission, the Texas Commission on Environmental Quality and the Oklahoma Corporation Commission, relating to the exploration for, and the development, production and marketing of, oil and natural gas, as well as safety matters. Legal requirements are frequently changed and subject to interpretation, and we are unable to predict the ultimate cost of compliance with these requirements or their effect on our operations. We may be required to make significant expenditures to comply with governmental laws and regulations.

      Our operations are subject to complex federal, state and local environmental laws and regulations, including the Comprehensive Environmental Response, Compensation and Liability Act, the Resource Conservation and Recovery Act, the Oil Pollution Act of 1990 and the Clean Water Act. Environmental laws and regulations change frequently, and the implementation of new, or the modification of existing, laws or regulations could harm us. The discharge of natural gas, oil, or other pollutants into the air, soil or water may give rise to significant liabilities on our part to the government and third parties and may require us to incur substantial costs of remediation.

Our business may suffer if we lose key personnel.

      If we lose the services of our key management personnel or technical experts or are unable to attract additional qualified personnel, our business, financial condition, results of operations, development efforts and ability to grow could suffer. We have assembled a team of geologists, geophysicists and engineers who have considerable experience in applying 3-D seismic imaging technology to explore for and to develop oil and natural gas. We depend upon the knowledge, skill and experience of these experts to provide 3-D seismic imaging and to assist us in reducing the risks associated with our participation in oil and natural gas exploration and development projects. In addition, the success of our business depends, to a significant extent, upon the abilities and continued efforts of our management, particularly Ben M. Brigham, our Chief Executive Officer, President and Chairman of the Board. We have an employment agreement with Mr. Brigham, but do not have an employment agreement with any of our other employees.

Our shares that are eligible for future sale may have an adverse effect on the price of our common stock.

      Sales of substantial amounts of common stock, or a perception that such sales could occur, could adversely affect the market price of the common stock and could impair our ability to raise capital through the sale of our equity securities. As of May 15, 2004, one of our stockholders, together with its affiliates, owned 13,634,882 shares of our common stock. While none of these shares have been registered under the Securities Act, this stockholder has certain registration rights that, when exercised, could facilitate a sale of all or a portion of its shares of our common stock.

Certain of our affiliates control a majority of our outstanding common stock, which may affect your vote as a stockholder.

      Our directors, executive officers and 10% or greater stockholders, and certain of their affiliates beneficially own a majority of our outstanding common stock. Accordingly, these stockholders, as a group, will be able to control the outcome of stockholder votes, including votes concerning the election of directors, the adoption or amendment of provisions in our certificate of incorporation or bylaws, and the approval of mergers and other significant corporate transactions. The existence of these levels of ownership concentrated in a few persons makes it unlikely that any other holder of common stock will be able to affect our management or direction. These factors may also have the effect of delaying or preventing a change in our management or voting control.

Certain anti-takeover provisions may affect your rights as a stockholder.

      Our certificate of incorporation authorizes our Board of Directors to issue up to 10 million shares of preferred stock without stockholder approval and to set the rights, preferences and other designations, including voting rights, of those shares as the Board of Directors may determine. In addition, our outstanding Series A preferred stock, our senior credit facility and our senior subordinated notes contain terms restricting our ability to enter into change of control transactions, including requirements to redeem or repay the Series A preferred stock, our senior credit facility and our senior subordinated notes upon a change in control. These provisions, alone or in combination with the other matters described in the preceding paragraph may discourage transactions involving actual or potential changes in our control, including transactions that otherwise could involve payment of a premium over prevailing market prices to holders of our common stock. We are also subject to provisions of the Delaware General Corporation Law that may make some business combinations more difficult.

The market price of our stock is volatile.

      The trading price of our common stock and the price at which we may sell securities in the future is subject to large fluctuations in response to any of the following:

•	limited trading volume in our stock;

•	changes in government regulations, quarterly variations in operating results;

•	our involvement in litigation;

•	general market conditions;

•	the prices of oil and natural gas;

•	announcements by us and our competitors;

•	our liquidity;

•	our ability to raise additional funds; and

•	other events.

USE OF PROCEEDS

      Unless we specify otherwise in the applicable prospectus supplement, the net proceeds we receive from the sale of the securities offered by this prospectus and any prospectus supplement will be used for general corporate purposes. General corporate purposes may include any of the following:

•	repaying debt;

•	providing working capital;

•	funding capital expenditures;

•	paying for possible acquisitions or the expansion of our businesses; or

•	repurchasing our capital stock.

We may temporarily invest the net proceeds we receive from any offering of securities or use the net proceeds to repay short-term debt until we can use them for their stated purposes.

RATIO OF EARNINGS TO FIXED CHARGES

      The following table contains our consolidated ratio of earnings to fixed charges for the periods indicated. You should read these ratios in connection with our consolidated financial statements, including the notes to those statements, incorporated by reference in this prospectus.

						Three
						Months
						Ended
						March 31,
	1999	2000	2001	2002	2003	2004

Ratio of Earnings to Fixed Charges	(0.9)X	2.1X	2.2X	1.2X	4.0X	9.5X
Ratio of Earnings to Fixed Charges and Preferred Dividends	(0.9)X	2.0X	1.7X	0.9X	2.3X	7.9X

						Three
						Months
						Ended
						March 31,
	1999(1)	2000	2001	2002(2)	2003	2004

Deficiency Ratio of Earnings to Fixed Charges	$24,633	$—	$—	$—	$—	$—
Deficiency Ratio of Earnings to Fixed Charges and Preferred Dividends	$24,633	$—	$—	$1,454	$—	$—

(1)	Earnings were insufficient to cover fixed charges by $24.6 million and fixed charges and dividends by $24.6 million.

(2)	Earnings were insufficient to cover fixed charges and dividends by $1.5 million.

DESCRIPTION OF DEBT SECURITIES

      The following description of debt securities sets forth certain general terms and provisions of the debt securities to which this prospectus and any prospectus supplement may relate. The particular terms of any series of debt securities and the extent to which the general provisions may apply to a particular series of debt securities will be described in a prospectus supplement relating to that series. The debt securities will be issued under one or more separate indentures between us and a trustee to be named in the prospectus supplement. Senior debt securities will be issued under a senior indenture and subordinated debt securities will be issued under a subordinated indenture. Together the senior indenture and the subordinated indenture are called indentures.

      Because we have included only a summary of the indenture terms, you must read the indentures in full to understand every detail of the terms of the debt securities. The summary is not complete. The forms of the indentures have been filed as exhibits to the registration statement to which this prospectus relates and you should read the indentures for provisions that may be important to you.

General

      Unless otherwise indicated in the applicable prospectus supplement, the debt securities will be our direct, unsecured obligations. The senior debt securities will rank equally with all of our other senior and unsubordinated debt. The subordinated debt securities will have a junior position to certain of our debt, as described in the subordinated securities themselves or under the supplemental indenture under which they are issued.

      We conduct a substantial part of our operations through our subsidiaries. To the extent of such operations, holders of debt securities will have a position junior to the prior claims of creditors of our subsidiaries, including trade creditors, debtholders, secured creditors, taxing authorities and guarantee holders, and any preferred stockholders, except to the extent that we may ourself be a creditor with recognized and unsubordinated claims against any subsidiary. Our ability to pay principal of and premium, if any, and interest on any debt securities is, to a large extent, dependent upon the payment to us of dividends, interest or other charges by our subsidiaries.

      If specified in the prospectus supplement, the debt securities will be general obligations of our subsidiaries that execute subsidiary guarantees. Unless otherwise specified in the prospectus supplement, such subsidiary guarantees will be unsecured obligations. See “— Subsidiary Guarantees.”

      A prospectus supplement and a supplemental indenture relating to any series of debt securities being offered will include specific terms relating to the offering. These terms will include some or all of the following:

•	The title and type of the debt securities;

•	Any limit upon the total principal amount of the debt securities;

•	The dates on which the principal and premium (if any) of the debt securities will be payable;

•	The interest rate or rates, or the method of determination thereof, that the debt securities will bear and the interest payment dates for the debt securities;

•	Places where payments of the principal, premium, if any, and interest may be made on the debt securities;

•	Any optional redemption periods;

•	Any subordination and the terms thereof;

•	Any sinking fund, amortization or other provisions that would obligate us to redeem, repurchase or repay some or all of the debt securities;

•	If other than US dollars, the currency or currencies, or the form of other securities or property in which principal of (and premium, if any) and/or interest on the debt securities will or may be payable;

•	Any index or other method used to determine the amount of payment of principal of (and premium, if any) and/or interest on the debt securities;

•	Whether any portion of the principal amount of such debt securities is payable upon declaration of the acceleration of the maturity thereof;

•	Any additional means of satisfaction or discharge of the debt securities;

•	Whether our subsidiaries will provide guarantees of the debt securities, and the terms of any subordination of such guarantee;

•	Any deletions, modifications, or additions to the events of default or covenants pertaining to the debt securities or made for the benefit of the holders thereof;

•	Whether the debt securities will be convertible or exchangeable and, if so, the provisions regarding convertibility or exchangeability of the debt securities;

•	Whether the debt securities will be subject to certain optional interest rate reset provisions;

•	Whether the debt securities will be issued as a global debt security and, in that case, the identity of the depository for the debt securities; and

•	Any other terms of the debt securities.

      Neither of the indentures limits the amount of debt securities that may be issued. Each indenture allows debt securities to be issued up to the principal amount that may be authorized by us and may be in any currency or currency unit designated by us.

      Debt securities of a series may be issued in registered, bearer, coupon or global form.

      The prospectus supplement for each series of debt securities will state whether the debt securities will be issued in registered form and whether the debt securities will be in denominations other than $1,000 each or multiples thereof.

Original Issue Discount

      One or more series of debt securities offered by this prospectus may be sold at a substantial discount below their stated principal amount, bearing no interest or interest at a rate that at the time of issuance is below market rates. The federal income tax consequences and special considerations applicable to any series of debt securities generally will be described in the applicable prospectus supplement.

Subsidiary Guarantees

      Our payment obligations under any series of the debt securities may be jointly and severally guaranteed by one or more of our subsidiaries. If a series of debt securities is so guaranteed by any of our subsidiaries, such subsidiaries will execute a supplemental indenture or notation of guarantee as further evidence of their guarantee. The applicable prospectus supplement will describe the terms of any guarantee by our subsidiaries.

      The obligations of each subsidiary under its subsidiary guarantee may be limited to the maximum amount that will not result in such guarantee obligations constituting a fraudulent conveyance or fraudulent transfer under federal or state law, after giving effect to all other contingent and fixed liabilities of that subsidiary and any collections from or payments made by or on behalf of any other subsidiary guarantor in respect to its obligations under its subsidiary guarantee.

      Each indenture may restrict consolidations or mergers with or into a subsidiary guarantor or provide for the release of a subsidiary from a subsidiary guarantee, as set forth in a related prospectus supplement, the applicable indenture, and any applicable related supplemental indenture.

      If a series of debt securities is guaranteed by our subsidiaries and is designated as subordinate to our senior debt, then the guarantee by those subsidiaries will be subordinated to their senior debt and will be subordinated to any guarantees by those subsidiaries of our senior debt. See “— Subordination.”

Subordination

      Under the subordinated indenture, payment of the principal, interest and any premium on the subordinated debt securities will generally be subordinated and junior in right of payment to the prior payment in full of any debt specified in the applicable prospectus supplement and supplemental indenture.

Consolidation, Merger or Sale

      The indentures generally permit a consolidation or merger between us and another entity. They also permit the sale by us of all or substantially all of our property and assets. If this happens, the remaining or acquiring entity shall assume all of our responsibilities and liabilities under the indentures, including the payment of all amounts due on the debt securities and performance of the covenants in the indentures. However, we will consolidate or merge with or into any other corporation or sell all or substantially all of our assets only according to the terms and conditions of the indentures. The remaining or acquiring entity will be substituted for us in the indentures with the same effect as if it had been an original party to the indentures. Thereafter, the successor entity may exercise our rights and powers under any indenture, in our name or in its own name. Any act or proceeding required or permitted to be done by our board of directors or any of our officers may be done by the board or officers of the successor entity. If we sell all or substantially all of our assets, upon compliance with these provisions, we shall be released from all our liabilities and obligations under any indenture and under the debt securities.

Modification of Indentures

      Under each indenture our rights and obligations and the rights of the holders may be modified with the consent of the holders of a majority in aggregate principal amount of the outstanding debt securities of each series affected by the modification. No modification of the principal or interest payment terms, and no modification reducing the percentage required for modifications, is effective against any holder without its consent.

Events of Default

      Each of the indentures defines an event of default with respect to debt securities of any series as any of the following events:

•	failure to pay interest on any debt security for 30 days after it is due;

•	failure to pay the principal of or premium, if any, on any debt security when due;

•	failure to deposit any sinking fund payment for 30 days after it is due;

•	failure to perform any other covenant in the indenture that continues for 60 days after being given written notice;

•	certain events in bankruptcy, insolvency or reorganization; or

•	any other event of default included in any indenture or supplemental indenture.

      An event of default for a particular series of debt securities does not necessarily constitute an event of default for any other series of debt securities issued under an indenture. The trustee may withhold notice to the holders of debt securities of any default (except in the payment of principal or interest) if it considers such withholding of notice to be in the best interests of the holders.

      If an event of default for any series of debt securities occurs and continues, the trustee or the holders of at least 25% in aggregate principal amount of the debt securities of the series may declare the entire principal of all the debt securities of that series to be due and payable immediately. If an event of default occurs and is continuing with respect to all series of debt securities as a result of a failure to perform a covenant applicable to all securities or because of bankruptcy, insolvency or reorganization, the trustee or the holders of at least 25% in aggregate principal amount of all of the debt securities may declare the entire principal of all the debt securities to be due and payable immediately. If either of these happens, subject to certain conditions, the holders of a majority of the aggregate principal amount of the debt securities of that series (or of the debt securities of all series, as the case may be) can void the declaration. There is no automatic acceleration, even in the event of bankruptcy, insolvency or reorganization.

      Other than its duties in case of a default, a trustee is not obligated to exercise any of its rights or powers under any indenture at the request, order or direction of any holders, unless the holders offer the trustee reasonable indemnity. If they provide this reasonable indemnification, the holders of a majority in principal amount of any series of debt securities may direct the time, method and place of conducting any proceeding or any remedy available to the trustee, or exercising any power conferred upon the trustee, for any series of debt securities.

Covenants

      Under the indentures, we will:

•	pay the principal of, and interest and any premium on, the debt securities when due;

•	maintain a place of payment;

•	deliver a report to the trustee at the end of each fiscal year reviewing our obligations under the indentures; and

•	deposit sufficient funds with any paying agent on or before the due date for any principal, interest or premium.

Equal and Ratable Securitization

      Neither we nor any restricted subsidiary may secure senior debt securities of any series unless the debt securities of every other series are also equally and ratably secured. The subordinated securities have no such restrictive covenant.

Payment and Transfer

      Principal, interest and any premium on fully registered securities will be paid at designated places. Payment will be made by check mailed to the persons in whose names the debt securities are registered on days specified in the indentures or any prospectus supplement. Debt securities payments in other forms will be paid at a place designated by us and specified in a prospectus supplement.

      Fully registered securities may be transferred or exchanged at the corporate trust office of the trustee or at any other office or agency maintained by us for such purposes without the payment of any service charge except for any tax or governmental charge.

Global Securities

      Certain series of the debt securities may be issued as permanent global debt securities to be deposited with a depositary with respect to that series. Unless otherwise indicated in the prospectus supplement, the following is a summary of the depository arrangements applicable to debt securities issued in permanent global form and for which The Depositary Trust Company (“DTC”) acts as depositary.

      Each global debt security will be deposited with, or on behalf of, DTC, as depositary, or its nominee and registered in the name of a nominee of DTC. Except under the limited circumstances described below, global debt securities are not exchangeable for definitive certificated debt securities.

      Ownership of beneficial interests in a global debt security is limited to institutions that have accounts with DTC or its nominee (“participants”) or persons that may hold interests through participants. In addition, ownership of beneficial interests by participants in a global debt security will be evidenced only by, and the transfer of that ownership interest will be effected only through, records maintained by DTC or its nominee for a global debt security. Ownership of beneficial interests in a global debt security by persons that hold through participants will be evidenced only by, and the transfer of that ownership interest within that participant will be effected only through, records maintained by that participant. DTC has no knowledge of the actual beneficial owners of the debt securities. Beneficial owners will not receive written confirmation from DTC of their purchase, but beneficial owners are expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the participants through which the beneficial owners entered the transaction. The laws of some jurisdictions require that certain purchasers of securities take physical delivery of such securities in definitive form. Such laws may impair the ability to transfer beneficial interests in a global debt security.

      Payment of principal of, and interest on, debt securities represented by a global debt security registered in the name of or held by DTC or its nominee will be made to DTC or its nominee, as the case may be, as the registered owner and holder of the global debt security representing those debt securities. We have been advised by DTC that upon receipt of any payment of principal of, or interest on, a global debt security, DTC will immediately credit accounts of participants on its book-entry registration and transfer system with payments in amounts proportionate to their respective beneficial interests in the principal amount of that global debt security as shown in the records of DTC. Payments by participants to owners of beneficial interests in a global debt security held through those participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers in bearer form or registered in “street name,” and will be the sole responsibility of those participants, subject to any statutory or regulatory requirements that may be in effect from time to time.

      Neither we, any trustee nor any of our respective agents will be responsible for any aspect of the records of DTC, any nominee or any participant relating to, or payments made on account of, beneficial interests in a permanent global debt security or for maintaining, supervising or reviewing any of the records of DTC, any nominee or any participant relating to such beneficial interests.

      A global debt security is exchangeable for definitive debt securities registered in the name of, and a transfer of a global debt security may be registered to, any person other than DTC or its nominee, only if:

•	DTC notifies us that it is unwilling or unable to continue as depositary for that global debt security or at any time DTC ceases to be registered under the Securities Exchange Act of 1934;

•	we determine in our discretion that the global debt security shall be exchangeable for definitive debt securities in registered form; or

•	there shall have occurred and be continuing an event of default or an event which, with notice or the lapse of time or both, would constitute an event of default under the debt securities.

      Any global debt security that is exchangeable pursuant to the preceding sentence will be exchangeable in whole for definitive debt securities in registered form, of like tenor and of an equal aggregate principal amount as the global debt security, in denominations specified in the applicable prospectus supplement (if other than $1,000 and integral multiples of $1,000). The definitive debt securities will be registered by the registrar in the name or names instructed by DTC. We expect that these instructions may be based upon directions received by DTC from its participants with respect to ownership of beneficial interests in the global debt security.

      Except as provided above, owners of the beneficial interests in a global debt security will not be entitled to receive physical delivery of debt securities in definitive form and will not be considered the holders of debt securities for any purpose under the indentures. No global debt security shall be exchangeable except for another global debt security of like denomination and tenor to be registered in the name of DTC or its nominee. Accordingly, each person owning a beneficial interest in a global debt security must rely on the procedures of DTC and, if that person is not a participant, on the procedures of the participant through which that person owns its interest, to exercise any rights of a holder under the global debt security or the indentures.

      We understand that, under existing industry practices, in the event that we request any action of holders, or an owner of a beneficial interest in a global debt security desires to give or take any action that a holder is entitled to give or take under the debt securities or the indentures, DTC would authorize the participants holding the relevant beneficial interests to give or take that action, and those participants would authorize beneficial owners owning through those participants to give or take that action or would otherwise act upon the instructions of beneficial owners owning through them.

      DTC has advised us that DTC is a limited purpose trust company organized under the laws of the State of New York, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code and a “clearing agency” registered under the Securities Exchange Act of 1934. DTC was created to hold securities of its participants and to facilitate the clearance and settlement of securities transactions among its participants in those securities through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. DTC’s participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. DTC is owned by a number of its participants and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc. and the National Association of Securities Dealers, Inc. Access to DTC’s book-entry system is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly. The rules applicable to DTC and its participants are on file with the Securities and Exchange Commission.

Defeasance

      We will be discharged from our obligations on the debt securities of any series at any time if we deposit with the trustee sufficient cash or government securities to pay the principal, interest, any premium and any other sums due to the stated maturity date or a redemption date of the debt securities of the series. If this happens, the holders of the debt securities of the series will not be entitled to the benefits of the indenture except for registration of transfer and exchange of debt securities and replacement of lost, stolen or mutilated debt securities.

      We must also obtain an opinion of counsel to the effect that as a result of the defeasance, holders of that series of debt securities will not recognize income, gain or loss for federal income tax purposes and will be subject to federal income tax on the same amount, in the same manner and at the same time as would have been the case if such defeasance had not occurred.

Meetings

      Each indenture contains provisions describing how meetings of the holders of debt securities of a series may be convened. A meeting may be called at any time by the trustee, and also, upon request, by us or the holders of at least 20% in principal amount of the outstanding debt securities of a series. A notice of the meeting must always be given in the manner described under “Notices” below. Generally speaking, except for any consent that must be given by all holders of a series as described under “Modification of Indentures” above, any resolution presented at a meeting of the holders of a series of debt securities may be adopted by the affirmative vote of the holders of a majority in principal amount of the outstanding debt securities of that series, unless the indenture allows the action to be voted upon to be taken with the approval of the holders of a different specific percentage of principal amount of outstanding debt securities of a series. In that case, the holders of outstanding debt securities of at least the specified percentage must vote in favor of the action. Any resolution passed or decision taken at any meeting of holders of debt securities of any series in accordance with the applicable indenture will be binding on all holders of debt securities of that series and any related coupons, unless, as discussed in “Modification of Indentures” above, the action is only effective against holders that have approved it. The quorum at any meeting called to adopt a resolution, and at any reconvened meeting, will be holders holding or representing a majority in principal amount of the outstanding debt securities of a series.

Governing Law

      Each indenture and the debt securities will be governed by and construed in accordance with the laws of the State of New York.

Notices

      Notices to holders of debt securities will be given by mail to the addresses of such holders as they appear in the security register.

Senior Credit Facility

      Our senior credit facility provides for a maximum $80 million in commitments and matures in March 2006. Borrowings under our senior credit facility are secured by substantially all of our oil and natural gas properties. The collateral value and borrowing base are redetermined semi-annually and are based in part on prevailing oil and natural gas prices. The senior credit facility agreement contains various covenants and restrictive provisions, which limit our ability to incur additional indebtedness, sell properties, purchase or redeem our capital stock, make investments or loans, create liens and make certain acquisitions.

Senior Subordinated Notes

      We have issued senior subordinated notes that mature in March 2009. The senior subordinated notes are secured obligations ranking junior to our senior credit facility and have covenants similar to the senior credit facility as well as a covenant relating to our risked net present value to debt ratio.

DESCRIPTION OF CAPITAL STOCK

      The description of our capital stock below is only a summary and is not intended to be complete. For a complete description, please read our certificate of incorporation and bylaws, which have been filed with the Securities and Exchange Commission.

General

      Our authorized capital stock consists of 50,000,000 shares of common stock, par value $0.01 per share, and 10,000,000 shares of preferred stock, par value $0.01 per share. Pursuant to Certificates of Designations which have been filed with the Secretary of State of Delaware, 2,250,000 shares of our preferred stock have been designated Series A preferred stock.

Common Stock

      Subject to the preferential rights of any outstanding series of preferred stock, the holders of our common stock are entitled to one vote for each share held of record on all matters submitted to the stockholders. Our certificate of incorporation does not allow the stockholders to take action by written consent with less than unanimous consent. The holders of our common stock are entitled to participate fully in dividends, if any are declared by the Board of Directors out of legally available funds, and in the distribution of assets in the event of liquidation. However, the payment of any dividends and the distribution of assets to holders of our common stock will be subject to any prior rights of outstanding shares of our preferred stock. We have never paid cash dividends on our common stock. The holders of our common stock have no preemptive or conversion rights, redemption rights, or sinking fund provisions. Our common stock is not assessable.

Preferred Stock

      Our Board of Directors may establish, in addition to the Series A Preferred Stock, without stockholder approval, one or more classes or series of our preferred stock having the number of shares, designations, relative voting rights, dividend rates, liquidation and other rights, preferences, and limitations that our Board of Directors may designate. The issuance of additional shares of our preferred stock could adversely affect the voting power of the holders of our common stock and restrict their rights to receive payments upon our liquidation. It could also have the effect of delaying, deferring or preventing a change in control of us.

Series A Preferred Stock

      The Series A preferred stock has a stated value of $20.00 per share and bears dividends at a rate of 6% per annum if paid in cash or 8% per annum if paid-in-kind through the issuance of additional preferred stock in lieu of cash. At our option, up to 100% of the dividend payments on the Series A preferred stock (through November 2005) can be satisfied through the issuance of paid-in-kind dividends.

      The Series A preferred stock has a ten-year maturity and is redeemable at our option at 100% or 101% of the stated value per share (depending on certain conditions) at any time prior to maturity in November 2010. At maturity, the Series A preferred stock must be redeemed at 100% of the stated value per share and is not convertible.

      In the event of a change of control, we must offer to purchase the outstanding Series A preferred stock at 101% of the stated value plus all accrued and unpaid dividends. In the event of any liquidation, dissolution or winding up, the holders of the preferred stock shall receive a distribution of $20.00 per share plus any accrued and unpaid dividends before any holders of common stock or junior preferred stock receive any dividends.

      In the event we fail to comply with certain requirements such as failing to pay accrued dividends on time or failing to pay the applicable price for optional (whether or not deemed) or mandatory redemption, the dividend rate will be increased 1% per annum until the event of noncompliance is remedied.

      The holders of our Series A preferred stock have the right to nominate for election one member to our Board of Directors so long as such holders own at least 10% of the outstanding shares of Series A preferred stock or at least 5% of the outstanding shares of our common stock. The vote of the holders of 75% of the shares of Series A preferred stock is required for us to issue additional shares of Series A preferred stock (except for permitted issuances), the authorization, creation or issuance of any parity security (except for permitted issuances) or the amendment, alteration or repeal of any of the provisions of the Certificate of Incorporation which would adversely affect any right, preference, privilege or voting power of shares of Series A preferred stock.

Other Preferred Stock

      The following description discusses the general terms of the preferred stock that we may issue. The description of preferred stock set forth below and the description of the terms of a particular series of preferred stock set forth in the applicable prospectus supplement are not complete and are qualified in their entirety by reference to our certificate of incorporation and to the certificate of designation relating to that series of preferred stock. The certificate of designation for any series of preferred stock will be filed with the Securities and Exchange Commission promptly after the offering of that series of preferred stock.

      The particular terms of any series of preferred stock being offered by us under this shelf registration will be described in the prospectus supplement relating to that series of preferred stock. If so indicated in the prospectus supplement relating to a particular series of preferred stock, the terms of any such series of preferred stock may differ from the terms set forth below. The terms of the preferred stock may include:

•	the title of the series and the number of shares in the series;

•	the price at which the preferred stock will be offered;

•	the dividend rate or rates or method of calculating the rates, the dates on which the dividends will be payable, whether or not dividends will be cumulative or noncumulative and, if cumulative, the dates from which dividends on the preferred stock being offered will cumulate;

•	the voting rights, if any, of the holders of shares of the preferred stock being offered;

•	the provisions for a sinking fund, if any, and the provisions for redemption, if applicable, of the preferred stock being offered;

•	the liquidation preference per share;

•	the terms and conditions, if applicable, upon which the preferred stock being offered will be convertible into our common stock, including the conversion price, or the manner of calculating the conversion price, and the conversion period;

•	the terms and conditions, if applicable, upon which the preferred stock being offered will be exchangeable for debt securities, including the exchange price, or the manner of calculating the exchange price, and the exchange period;

•	any listing of the preferred stock being offered on any securities exchange;

•	whether interests in the shares of the series will be represented by depositary shares;

•	the relative ranking and preferences of the preferred stock being offered as to dividend rights and rights upon liquidation, dissolution or the winding up of our affairs;

•	any limitations on the issuance of any class or series of preferred stock ranking senior or equal to the series of preferred stock being offered as to dividend rights and rights upon liquidation, dissolution or the winding up of our affairs; and

•	any additional rights, preferences, qualifications, limitations and restrictions of the series.

      Upon issuance, the shares of preferred stock will be fully paid and nonassessable, which means that its holders will have paid their purchase price in full and we may not require them to pay additional funds. Holders of preferred stock will not have any preemptive rights.

      The transfer agent and registrar for the preferred stock will be identified in the applicable prospectus supplement.

Depositary Shares

      We may, at our option, elect to offer fractional shares of preferred stock, rather than full shares of preferred stock. If we do, we will issue to the public receipts for depositary shares, and each of these depositary shares will represent a fraction of a share of a particular series of preferred stock.

Description of Depositary Shares

      The shares of any series of preferred stock underlying the depositary shares will be deposited under a deposit agreement between us and a bank or trust company selected by us to be the depositary. Subject to the terms of the deposit agreement, each owner of a depositary share will be entitled, in proportion to the applicable fractional interest in shares of preferred stock underlying that depositary share, to all the rights and preferences of the preferred stock underlying that depositary share.

      The depositary shares will be evidenced by depositary receipts issued pursuant to the deposit agreement. Depositary receipts will be issued to those persons who purchase the fractional interests in the preferred stock underlying the depositary shares, in accordance with the terms of the offering. The following summary of the deposit agreement, the depositary shares and the depositary receipts is not complete. You should refer to the forms of the deposit agreement and depositary receipts that may be filed as exhibits to the registration statement in the event we issue depositary shares.

Dividends and Other Distributions

      The depositary will distribute all cash dividends or other cash distributions received in respect of the preferred stock to the record holders of depositary shares relating to that preferred stock in proportion to the number of depositary shares owned by those holders.

      If there is a distribution other than in cash, the depositary will distribute property received by it to the record holders of depositary shares that are entitled to receive the distribution, unless the depositary determines that it is not feasible to make the distribution. If this occurs, the depositary may, with our approval, sell the property and distribute the net proceeds from the sale to the applicable holders.

Redemption of Depositary Shares

      If a series of preferred stock underlying the depositary shares is subject to redemption, the depositary shares will be redeemed from the proceeds received by the depositary resulting from the redemption, in whole or in part, of that series of preferred stock held by the depositary. The redemption price per depositary share will be equal to the applicable fraction of the redemption price per share payable with respect to that series of the preferred stock. Whenever we redeem shares of preferred stock that are held by the depositary, the depositary will redeem, as of the same redemption date, the number of depositary shares representing the shares of preferred stock so redeemed. If fewer than all the depositary shares are to be redeemed, the depositary shares to be redeemed will be selected by lot or pro rata as determined by the depositary.

      After the date fixed for redemption, the depositary shares called for redemption will no longer be outstanding, and all rights of the holders of those depositary shares will cease, except the right to receive any money, securities, or other property upon surrender to the depositary of the depositary receipts evidencing those depositary shares.

Voting the Preferred Stock

      Upon receipt of notice of any meeting at which the holders of preferred stock are entitled to vote, the depositary will mail the information contained in the notice of meeting to the record holders of the depositary shares underlying that preferred stock. Each record holder of those depositary shares on the record date (which will be the same date as the record date for the preferred stock) will be entitled to instruct the depositary as to the exercise of the voting rights pertaining to the amount of the preferred stock underlying that holder’s depositary shares. The depositary will try, as far as practicable, to vote the number of shares of preferred stock underlying those depositary shares in accordance with such instructions, and we will agree to take all action which may be deemed necessary by the depositary in order to enable the depositary to do so. The depositary will not vote the shares of preferred stock to the extent it does not receive specific instructions from the holders of depositary shares underlying the preferred stock.

Amendment and Termination of the Depositary Agreement

      The form of depositary receipt evidencing the depositary shares and any provision of the deposit agreement may be amended at any time by agreement between us and the depositary. However, any amendment that materially and adversely alters the rights of the holders of depositary shares will not be effective unless the amendment has been approved by the holders of at least a majority of the depositary shares then outstanding. The deposit agreement may be terminated by us or by the depositary only if (i) all outstanding depositary shares have been redeemed or (ii) there has been a final distribution of the underlying preferred stock in connection with our liquidation, dissolution or winding up and the preferred stock has been distributed to the holders of depositary receipts.

Resignation and Removal of Depositary

      The depositary may resign at any time by delivering a notice to us of its election to do so. We may remove the depositary at any time. Any such resignation or removal will take effect upon the appointment of a successor depositary and its acceptance of its appointment. The successor depositary must be appointed within 60 days after delivery of the notice of resignation or removal.

Miscellaneous

      The depositary will forward to holders of depository receipts all reports and communications from us that we deliver to the depositary and that we are required to furnish to the holders of the preferred stock.

      Neither we nor the depositary will be liable if either of us is prevented or delayed by law or any circumstance beyond our control in performing our respective obligations under the deposit agreement. Our obligations and those of the depositary will be limited to the performance in good faith of our respective duties under the deposit agreement. Neither we nor the depositary will be obligated to prosecute or defend any legal proceeding in respect of any depositary shares or preferred stock unless satisfactory indemnity is furnished. We and the depositary may rely upon written advice of counsel or accountants, or upon information provided by persons presenting preferred stock for deposit, holders of depositary receipts or other persons believed to be competent and on documents believed to be genuine.

Warrants

      We may issue warrants to purchase debt or equity securities. We may issue warrants independently or together with any offered securities. The warrants may be attached to or separate from those offered securities. We may issue the warrants under warrant agreements to be entered into between us and a bank or trust company, as warrant agent, all as described in the applicable prospectus supplement.

      The prospectus supplement relating to any warrants that we may offer will contain the specific terms of the warrants. These terms may include the following:

•	the title of the warrants;

•	the designation, amount and terms of the securities for which the warrants are exercisable;

•	the designation and terms of the other securities, if any, with which the warrants are to be issued and the number of warrants issued with each other security;

•	the price or prices at which the warrants will issued;

•	the aggregate number of warrants;

•	any provisions for adjustment of the number of amount of securities receivable upon exercise of the warrants or the exercise price of the warrants;

•	the price or prices at which the securities purchasable upon exercise of the warrants may be purchased;

•	if applicable, the date on and after which the warrants and the securities purchasable upon exercise of the warrants will be separately transferable;

•	any other terms of the warrants, including terms, procedures and limitations relating to the exchange and exercise of the warrants;

•	the date on which the right to exercise the warrants will commence, and the date on which the right will expire;

•	the maximum or minimum number of warrants that may be exercised at any time; and

•	information with respect to book-entry procedures, if any.

      Further terms of the warrants and the applicable warrant agreement will be set forth in the applicable prospectus supplement.

Anti-Takeover Effects of Provisions of Our Articles of Incorporation and Bylaws

      Our articles of incorporation, as amended, and our bylaws contain provisions that might be characterized as anti-takeover provisions. These provisions may deter or render more difficult proposals to acquire control of our company, including proposals a stockholder might consider to be in his or her best interest, impede or lengthen a change in membership of the board of directors and make removal of our management more difficult.

Removal of Directors; Advance Notice Provisions for Stockholder Nominations

      Any director may be removed from office only by the affirmative vote of a majority of the then outstanding shares entitled to vote on the matter. Any stockholder wishing to submit a nomination to the board of directors must follow the procedures outlined in our bylaws.

Unanimous Consent of Stockholders Required for Action by Written Consent

      Under our articles of incorporation, as amended, stockholder action may be taken without a meeting only by unanimous written consent of all of our stockholders.

Issuance of Preferred Stock

      As described above, our articles of incorporation authorize the board of directors to issue preferred stock from time to time, in one or more series, and the board of directors, without further approval of the stockholders, is authorized to fix the rights, preferences, privileges and restrictions applicable to each series of preferred stock. The purpose of authorizing the board of directors to determine these rights, preferences, privileges and restrictions is to eliminate delays associated with a stockholder vote on specific issuances. The issuance of any class of preferred stock, including the outstanding shares of Series A Preferred Stock, while providing flexibility for many corporate purposes, could, among other things, adversely affect the voting power of the holders of our common stock and, under certain circumstances, make it more difficult for a third party to gain control of us.

Business Combinations under Delaware law

      We are a Delaware corporation and are governed by Section 203 of the Delaware General Corporation Law. Section 203 prevents an interested stockholder, which is a person who owns 15% or more of our outstanding voting stock, from engaging in business combinations with us for three years following the time the person becomes an interested stockholder. These restrictions do not apply if:

•	before the person becomes an interested stockholder, our board of directors approves the transaction in which the person becomes an interested stockholder or the business combination;

•	upon completion of the transaction that results in the person becoming an interested stockholder, the interested stockholder owns at least 85% of our outstanding voting stock at the time the transaction began, excluding for purposes of determining the number of shares outstanding those shares owned by persons who are directors and also officers and employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•	following the transaction in which the person became an interested stockholder, the business combination is approved by our board of directors and authorized at an annual or special meeting of our stockholders, and not by written consent, by the affirmative vote of a least two-thirds of our outstanding voting stock not owned by the interested stockholder.

In addition, the law does not apply to interested stockholders who became interested stockholders before our common stock was listed on the Nasdaq National Market.

      Delaware law defines the term “business combination” to encompass a wide variety of transactions with, or caused by, an interested stockholder, including mergers, asset sales and other transactions in which the interested stockholder receives or could receive a benefit on other than a pro rata basis with other stockholders. This law could have an anti-takeover effect with respect to transactions not approved in advance by our Board of Directors, including discouraging takeover attempts that might result in a premium over the market price for the shares of the common stock.

PLAN OF DISTRIBUTION

      We may sell securities pursuant to this prospectus (a) through underwriters or dealers, (b) through agents, (c) directly to one or more purchasers or (d) through a combination of any such methods of sale. The prospectus supplement relating to any offering of securities may include the following information:

•	the terms of the offer;

•	the names of any underwriters, dealers or agents;

•	the name or names of any managing underwriter or underwriters;

•	the purchase price of the securities from us;

•	the net proceeds to us from the sale of the securities;

•	any delayed delivery arrangements;

•	any underwriting discounts, commissions or other items constituting underwriters’ compensation;

•	any initial public offering price;

•	any discounts or concessions allowed or reallowed or paid to dealers; and

•	any commissions paid to agents.

Sales through Underwriters or Dealers

      If we use underwriters in the sale, the underwriters will acquire the securities for their own accounts. The underwriters may resell the securities from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. Underwriters may offer securities to the public either through underwriting syndicates represented by one or more managing underwriters or directly by one or more firms acting as underwriters. Unless we inform you otherwise in the prospectus supplement, the obligations of the underwriters to purchase the securities will be subject to certain conditions, and the underwriters will be obligated to purchase all the offered securities if they purchase any of them. The underwriters may change from time to time any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers.

      During and after an offering through underwriters, the underwriters may purchase and sell the securities in the open market. These transactions may include overallotment and stabilizing transactions and purchases to cover syndicate short positions created in connection with the offering. The underwriters may also impose a penalty bid, which means that selling concessions allowed to syndicate members or other broker-dealers for the offered securities sold for their account may be reclaimed by the syndicate if the offered securities are repurchased by the syndicate in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the offered securities, which may be higher than the price that might otherwise prevail in the open market. If commenced, the underwriters may discontinue these activities at any time.

      If we use dealers in the sale of securities, we will sell the securities to them as principals. They may then resell those securities to the public at varying prices determined by the dealers at the time of resale.

Direct Sales and Sales through Agents

      We may sell the securities directly. In this case, no underwriters or agents would be involved. We may sell securities upon the exercise of rights that we may issue to our securityholders. We may also sell the securities directly to institutional investors or others who may be deemed to be underwriters within the meaning of the Securities Act of 1933 (the “Act”) with respect to any sale of those securities.

      We may sell the securities through agents we designate from time to time. Unless we inform you otherwise in the prospectus supplement, any agent will agree to use its reasonable best efforts to solicit purchases for the period of its appointment.

General Information

      Underwriters, dealers and agents that participate in the distribution of the offered securities may be underwriters as defined in the Act, and any discounts or commissions received by them from us and any profit on the resale of the offered securities by them may be treated as underwriting discounts and commissions under the Act. Any underwriters or agents will be identified and their compensation described in a prospectus supplement.

      We may have agreements with the underwriters, dealers and agents to indemnify them against certain civil liabilities, including liabilities under the Act, or to contribute with respect to payments which the underwriters, dealers or agents may be required to make.

      Underwriters, dealers and agents may engage in transactions with, or perform services for, us or our subsidiaries in the ordinary course of their businesses.

LEGAL MATTERS

      Certain legal matters in connection with the securities offered pursuant to this prospectus will be passed upon by Thompson & Knight L.L.P., Dallas, Texas. Underwriters, dealers and agents, if any, who we will identify in a prospectus supplement, may have their counsel pass upon certain legal matters in connection with the securities offered by this prospectus.

EXPERTS

      The consolidated financial statements as of December 31, 2003 and 2002 and for each of the years in the three year period ended December 31, 2003, included in this prospectus have been so included in reliance upon the report of PricewaterhouseCoopers LLP, independent registered accounting firm, given on the authority of said firm as experts in auditing and accounting.

      Cawley, Gillespie & Associates, Inc., independent petroleum consultants, estimated our reserves as of December 31, 2003, 2002 and 2001 and the present value of the estimated future net revenues from those estimated reserves included in this document. These estimates are included in reliance upon their reports given upon their authority as experts on the matters covered by the summary reserve report.

8,500,000 Shares
Common Stock

PROSPECTUS

Raymond James
RBC Capital Markets
Friedman Billings Ramsey
Johnson Rice & Company L.L.C.
Dahlman Rose & Company
                         , 2005
You should rely only on the information contained or incorporated by reference in this prospectus. No dealer, salesperson or other person is authorized to give information that is not contained in this prospectus. This prospectus is not an offer to sell nor is it seeking an offer to buy these securities in any jurisdiction where the offer or sale is not permitted. The information contained in this prospectus is correct only as of the date of this prospectus, regardless of the time of the delivery of this prospectus or any sale of these securities.